THIS PRECIOUS METALS PURCHASE AGREEMENT dated as of the 10th day of February, 2010,

AMONG:

AUGUSTA RESOURCE (BARBADOS) SRL, a company incorporated with limited liability under the laws of Barbados

("Augusta Barbados")

\- and -

AUGUSTA RESOURCE CORPORATION, a corporation existing under the federal laws of Canada

("Augusta")

\- and -

SILVER WHEATON (CAYMANS) LTD., a company incorporated with limited liability under the laws of the Cayman Islands

("Silver Wheaton Caymans")

\- and -

SILVER WHEATON CORP., a corporation existing under the laws of the province of Ontario

("Silver Wheaton")

WITNESSES THAT:

WHEREAS the RCC Entities, Affiliates of Augusta and Augusta Barbados, are the owners of the Mining Properties and are currently in the process of obtaining the permits and arranging for the financing required for the Project;

AND WHEREAS Augusta Barbados is an Affiliate of Augusta and carries on business managing the metals refining and sales functions in respect to minerals produced by Augusta and its Affiliates;

AND WHEREAS Augusta Barbados has agreed to sell to Silver Wheaton Caymans, and Silver Wheaton Caymans has agreed to purchase from Augusta Barbados, (1) an amount of Refined Gold equal to the Payable Gold, and (2) an amount of Refined Silver equal to the Payable Silver, subject to and in accordance with the terms of this Agreement;

AND WHEREAS Augusta has agreed to guarantee the performance of the covenants and obligations of Augusta Barbados under this Agreement;

AND WHEREAS Silver Wheaton Caymans is an Affiliate of Silver Wheaton and Silver Wheaton has agreed to guarantee the payment of the Deposit that Silver Wheaton Caymans is required to make to Augusta Barbados pursuant to this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto, the Parties mutually agree as follows:

1. Definitions

In this Agreement, including the recitals hereto:

"**Additional Term**" has the meaning set out in Section 9(b) of this Agreement.

"**Affiliate**" means, in relation to any person, any other person controlling, controlled by or under common control with such first mentioned person.

"**Agreement**" means this Precious Metals Purchase Agreement and all attached schedules, in each case as the same may be supplemented, amended, restated or superseded from time to time in accordance with the terms hereof.

"**Approved Project Costs**" means any costs in respect of the Project that are or are expected to be incurred by the RCC Entities to develop and construct the Rosemont Mine in accordance with the Development Plan.

"**Arbitration Rules**" means the rules of the British Columbia International Commercial Arbitration Centre.

"**ASARCO Litigation**" means a proceeding commenced by ASARCO LLC against the RCC Entities and Augusta pursuant to which ASARCO LLC sought to have the purchase of the Mining Properties by the RCC Entities voided and title to same vested in ASARCO LLC.

"**Assignment, Subordination and Postponement of Claims**" has the meaning set out in Section 18(b)(v).

"**Augusta Barbados Guaranteed Obligations**" has the meaning set out in Section 21(d)(i) of this Agreement.

"**Augusta Entities**" means Augusta, Augusta Barbados, the Augusta Guarantors and each of the RCC Entities and their respective successors and permitted assigns.

"**Augusta Guarantors**" means Augusta Resource (Canada) Corporation, Augusta Resource (US) Corporation and Augusta (US) Holding Corporation and their respective successors and assigns.

"**Barbados Collateral**" has the meaning set out in Section 18(a) of this Agreement.

"**Barbados Security Agreements**" has the meaning set out in Section 18(a) of this Agreement.

"**Base Case Model**" means the financial model for the Project setting out the projected production, revenue, costs and expenditures of the RCC Entities relating to the development, construction and operation of the Rosemont Mine, including the methodology used in making such projections (in respect of each calendar month for the period from the Effective Date to the Targeted Completion Date and in respect of each fiscal year thereafter), based on the Development Plan, Reserve Statement and prudent assumptions and contingencies and agreed upon as the Base Case Model by Augusta Barbados and Silver Wheaton Caymans for purposes of this Agreement.

"**Business Day**" means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday under the laws of the Province of British Columbia, Barbados or the Cayman Islands.

"**Capacity Related Refund**" has the meaning set out in Section 5(d) of this Agreement.

"**Change of Control**" means, with respect to Augusta Barbados or any RCC Entity, the consummation of any transaction, including any consolidation, amalgamation or merger or any issue, transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction (other than Augusta and its Affiliates) (A) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of such person, measured by voting power rather than number of shares; or (B) controls such person (but such a Change of Control shall not include any consolidation, amalgamation or merger of Augusta or issue, transfer or acquisition of voting shares of Augusta or any other transaction that results in a change in the beneficial share ownership of Augusta or changes to the board of directors).

"**Claim**" has the meaning set out in Section 20(d) of this Agreement.

"**Collateral**" means the Barbados Collateral, the Guarantor Collateral and the RCC Collateral.

"**Committed Project Financing**" means Project Financing under which all material conditions precedent to obtaining all such Project Financing have been satisfied or waived, other than the advance of the Deposit.

"**Completion**" means the satisfaction by RCC of the Completion Test as certified by the Independent Project Consultant.

"**Completion Certificate**" has the meaning set out in Section 5(b) of the Agreement.

"**Completion Test**" means the operation of the Mineral Processing Facility at a minimum of 90% of the Designed Feed Rate for a period of 30 consecutive days; provided that, if any Project Financing document contains more stringent completion test thresholds or requirements (without reducing the Designed Feed Rate), then such thresholds or requirements shall constitute the Completion Test for the purposes of this Agreement.

"**Confidential Information**" has the meaning set out in Section 14(a) of this Agreement.

"**Contribution**" means the amount of funds in the form of unsecured debt or equity contributed or otherwise transferred by Augusta and its Affiliates from and after the Effective Date to the RCC Entities for the purpose of paying for Approved Project Costs, equal to the capital cost of the Project, as set forth in the Development Plan, less the aggregate amount of the Deposit and any Committed Project Financing.

"**control**" means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a person, whether by ownership of securities, by contract or otherwise; and "**controls**", "**controlling**", "**controlled by**" and "**under common control with**" have corresponding meanings.

"**Cost Overrun Capital**" means those funds or credit facilities required by any Project Lender to be in place to pay for any costs to complete the construction of the Rosemont Mine that may exceed the budget set forth in the Development Plan.

"**Cure Period**" means a period of 30 days following delivery by Silver Wheaton Caymans to Augusta Barbados and/or Augusta, as the case may be, of written notice of a breach or default

described in Sections 23(a)(iii), (iv). (v), (vi) or (vii) or such longer period of time as Silver Wheaton Caymans may determine in its sole discretion.

"Deposit" has the meaning set out in Section 4(a) of this Agreement.

"Deposit Reduction Date" means the date on which the Deposit is reduced to nil in accordance with Sections 7(j)(i) and 7(k)(i).

"Designed Feed Rate" means 75,000 short tons/day.

"Development Plan" means a comprehensive plan for the Project which, among other things, shall be consistent with the Feasibility Study and sets out in reasonable detail, the Project, the budget and timetable for achieving Completion, the source and application of funds required to achieve Completion and to thereafter operate and maintain the Rosemont Mine, as such plan may be amended from time to time without the prior written consent of Silver Wheaton Caymans prior to the payment of the Initial Payment and with the prior written consent of Silver Wheaton Caymans from and after the payment of the Initial Payment for those amendments (i) to the Designed Feed Rate or processing methods; (ii) that reduce the reasonably expected gold or silver production from the Rosemont Mine in any significant way; or (iii) that limit, restrict or impair the ability of Augusta or Augusta Barbados to perform their respective obligations under this Agreement, such consent not to be unreasonably withheld.

"Effective Date" means the date of this Agreement.

"Encumbrance" means all mortgages, charges, assignments, hypothecs, pledges, security interests, liens, restrictions, patent or other reservation in minerals, royalty claims, and other encumbrances and adverse claims of every nature and kind.

"Event of Default" has the meaning set out in Section 23(a) of this Agreement.

"Feasibility Study" means Augusta's January 14, 2009 Rosemont Project Updated Feasibility Study, as amended March 17, 2009 and as may be subsequently amended without the prior written consent of Silver Wheaton Caymans, other than any amendments or changes: (i) to the Designed Feed Rate or processing methods; (ii) that reduce the reasonably expected gold or silver production from the Rosemont Mine in any significant way; or (iii) that limit, restrict or impair the ability of Augusta or Augusta Barbados to perform their respective obligations under this Agreement, which such amendments or changes shall not be made without the prior written consent of Silver Wheaton Caymans, such consent not to be unreasonably withheld

"Future Owner" has the meaning set out in Section 18(h) of this Agreement.

"Gold and Silver Collateral" means all gold and silver contained in, or mined, produced, recovered or removed from the Mining Properties and all proceeds (as defined in the *Personal Property Security Act* (British Columbia)) thereof, including the gold and silver content in all Minerals for which neither Augusta nor its Affiliates has received an Offtaker Payment and all mining and other rights to mine, produce, recover or remove silver or gold from the Mining Properties and all assets relating thereto.

"Gold Fixed Price" means $450 per ounce, subject to increase on the third anniversary of the date on which Completion is achieved and annually thereafter by one percent annually (compounded).

"Gold Market Price" means the per ounce gold afternoon (p.m.) fixing price in U.S. dollars quoted by the London Bullion Market Association on the trading day immediately prior to the date of credit

of Refined Gold by Augusta Barbados to the designated metal account of Silver Wheaton Caymans at the Place of Delivery; provided that if for any reason, the London Bullion Market Association is no longer in operation or the price of gold is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Gold Market Price shall be determined by reference to the price of gold on another commercial exchange mutually acceptable to Silver Wheaton Caymans and Augusta Barbados.

"Gold Purchase Price" has the meaning set out in Section 7(j) of this Agreement.

"Guarantees" has the meaning set out in Section 18(b)(i) of this Agreement.

"Guarantor Collateral" has the meaning set out in Section 18(b)(ii) of this Agreement.

"Guarantor Security Agreements" has the meaning set out in Section 18(b)(ii) of this Agreement.

"Independent Project Consultant" means such independent mining consultant retained by Silver Wheaton Caymans at the cost and expense of Augusta or its Affiliates and, so long as no Event of Default has occurred and is continuing, with the consent of Augusta (such consent not to be unreasonably withheld or delayed). If there are Project Lenders, Silver Wheaton Caymans shall retain the independent mining consultant retained by or on behalf of the Project Lenders or rely on such independent mining consultant unless, in the opinion of Silver Wheaton Caymans, it is not commercially prudent or reasonable to do so.

"Independent Project Consultant Report" means a favourable report of the Independent Project Consultant addressed to Silver Wheaton Caymans as to such technical matters with respect to the Development Plan, the Reserve Statement and the Base Case Model as Silver Wheaton shall reasonably request, including without limitation (i) the reasonability of certain operating assumptions upon which the Owners' Base Case Model is based, (ii) the reasonability of the estimated capital costs and the procurement plan, and (iii) the feasibility of achieving Completion by the Targeted Completion Date.

"Initial Installment Period" has the meaning set out in Section 4(b) of this Agreement.

"Initial Payment" has the meaning set out in Section 4(b) of this Agreement.

"Initial Term" has the meaning set out in Section 9(a) of this Agreement.

"Insolvency Event" means, in relation to any person, any one or more of the following events or circumstances:

(i) proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within sixty (60) days of the commencement of such proceedings;

(ii) a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii) it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or

readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets; or

(iv) a resolution is passed for the winding-up or liquidation of it.

"Installment Period" has the meaning set out in Section 4(c) of this Agreement.

"Lender Event" means an event of default under any Project Financing or the exercise by any Project Lender of its rights to enforce payment or any security granted by the RCC Entities or their Affiliates to any Project Lender.

"Losses" means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs and expenses (including all legal and other professional fees and disbursements, interest, penalties, judgments and amounts paid in settlement of any Claim), including any Taxes payable in respect thereof;

"Material Project Contracts" means contracts or agreements material to the construction and development of the Project and entered into by an RCC Entity or any of its Affiliates, including the Engineering, Procurement and Construction Management Agreement made by and between RCC and M3 Engineering and Technology Corp. dated October 14, 2008 and any agreement for the purchase or lease of major mill and process components having an individual value of $10,000,000 or more.

"Mineral Offtake Agreement" means any agreement entered into by an RCC Entity or any of its Affiliates with an Offtaker that includes: (i) the sale of Produced Gold or Produced Silver to an Offtaker; or (ii) the smelting, refining or other beneficiation of Produced Gold or Produced Silver by an Offtaker for the benefit of an RCC Entity or any of its Affiliates, as the same may be supplemented, amended, restated or superseded from time to time.

"Mineral Processing Facility" means the plant or facility to be constructed as part of the Project by RCC with a design throughput of at least 75,000 short tons/day, where Minerals will be milled and processed before the sale or other disposition or delivery of such Minerals to an Offtaker.

"Minerals" means any and all marketable metal bearing material (including Produced Gold and Produced Silver) in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Mining Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars.

"Mining Properties" means the patented fee simple, patented leasehold, patented mineral rights and unpatented properties listed in Schedule "A" attached hereto and all accessions and successions thereto, whether created privately or through government action, and the Mineral Processing Facility and all other property, buildings, structures, facilities and fixtures now or at any time hereafter used, affixed to or situate thereon, including any means of access thereto and any of the foregoing to which an RCC Entity acquires an interest in or to, after the Effective Date in connection with or in respect of the Rosemont Mine.

"Monthly Report" means a written report, in relation to a calendar month, detailing:

(i) sulphide ore tonnages and head grades of Minerals contained in the ore mined from the Mining Properties during such month;

(ii) sulphide ore tonnages and grades of Minerals contained in the ore processed from the Mining Properties during such month;

(iii) with respect to the Mineral Processing Facility, the types of product produced (including concentrate and doré bars), tonnages and concentrate grades of Minerals, during such month and the resulting recoveries for each corresponding metal;

(iv) the number of ounces of silver and gold contained in product produced (including concentrate and doré bars) during such month;

(v) the total number of ounces of gold and silver contained in any Offtaker Delivery for which an Offtaker Payment occurred during that calendar month, prior to any Offtaker Charges, that may be charged or levied by an Offtaker;

(vi) the amount of Payable Gold and Payable Silver that calendar month;

(vii) a reconciliation between subsections (v) and (vi) above for a preceding calendar month, including details regarding provisional payments;

(viii) a copy of any summary statements received from any Offtaker during such month; and

(ix) with respect to a Monthly Report relating to a month that ends on a calendar quarter, a forecast of the expected Payable Gold and Payable Silver for the following quarter.

"NI 43-101" means National Instrument 43-101 – *Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators*, or any successor instrument, rule or policy.

"Offtaker" means any person other than Augusta Barbados or its Affiliates that purchases Minerals from an RCC Entity or any of its Affiliates or that takes delivery of Minerals for the purpose of trading, smelting, refining or other beneficiation of such Minerals for the benefit of an RCC Entity or any of its Affiliates.

"Offtaker Charges" means any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other charges, penalties or deductions that may be charged or levied by an Offtaker, regardless of whether such charges, penalties or deductions are expressed as a specific metal deduction, a percentage or otherwise, including any deductions on account of any payment being made on a provisional basis and any deductions on account of payable rates for Minerals.

"Offtaker Delivery" means the delivery of Minerals to an Offtaker.

"Offtaker Payment" means (i) with respect to Minerals purchased by an Offtaker from an RCC Entity or any of its Affiliates, the receipt by an RCC Entity or any of its Affiliates of payment or other consideration from the Offtaker in respect of any Produced Silver or Produced Gold and (ii) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker on behalf of an RCC Entity or any of its Affiliates, the receipt by an RCC Entity or any of its Affiliates of Refined Silver or Refined Gold in accordance with the applicable Mineral Offtake Agreement.

"Other Properties" has the meaning set out in Section 10(b) of this Agreement.

"Outside Completion Date" means the date that is 18 months after the Targeted Completion Date.

"Parties" means the parties to this Agreement.

"Payable Gold" means 92.5% (subject to amendment pursuant to Sections 4(h) and 5(e)) of the Produced Gold (prior to any Offtaker Charges) contained in any Offtaker Delivery in respect of which Offtaker Delivery an RCC Entity or any of its Affiliates receives any Offtaker Payment, whether such Offtaker Payment relates to all or any portion of the Produced Gold contained in such Offtaker Delivery; as more fully determined in accordance with Section 7(b) in the case of any provisional payment.

"Payable Silver" means 92.5% (subject to amendment pursuant to Sections 4(h) and 5(e)) of the Produced Silver (prior to any Offtaker Charges) contained in any Offtaker Delivery in respect of which Offtaker Delivery an RCC Entity or any of its Affiliates receives any Offtaker Payment, whether such Offtaker Payment relates to all or any portion of the Produced Silver contained in such Offtaker Delivery; as more fully determined in accordance with Section 7(b) in the case of any provisional payment.

"Permitted Encumbrances" means any Encumbrance in respect of the Project Assets constituted by the following:

(i) inchoate or statutory liens for taxes not at the time due or payable, or being contested in good faith through appropriate proceedings;

(ii) any reservations or exceptions contained in the original grants of land and the terms of any lease in respect of any Mining Properties or comprising the Mining Properties;

(iii) minor discrepancies in the legal description of the Mining Properties or any adjoining properties which would be disclosed in an up to date survey and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Mining Properties by the RCC Entities for the purpose of conducting and carrying out mining operations thereon;

(iv) rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances or other restrictions as to the use of Mining Properties, which do not in the aggregate materially detract from the use of the Mining Properties by the RCC Entities for the purpose of conducting and carrying out mining operations thereon;

(v) the 3% net smelter returns royalty on the Mining Properties granted in favour of Franco-Nevada U.S. Corp as to 1.5% and Chicago Trust Company as to 1.5%;

(vi) Encumbrances in favour of Project Lenders as security for the payment and performance, when due, of obligations of an RCC Entity or any of its Affiliates under any Project Financing;

(vii) equipment leases or purchase money security interests for Project Assets with a value of less than $25,000,000; and

(viii) any customary Encumbrances permitted by Project Lenders pursuant to the Project Financing that are created or granted after the Effective Date.

"**person**" means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, government or any other type of organization, whether or not a legal entity.

"**Place of Delivery**" has the meaning set out in Section 7(c) of this Agreement.

"**PMPA Obligations**" means all present and future debts, liabilities and obligations of Augusta Barbados, Augusta or both to Silver Wheaton Caymans under or in connection with this Agreement.

"**Prime**" means the variable annual reference rate of interest from time to time established by The Bank of Nova Scotia as its "prime rate" of interest for commercial loans in Canada denominated in United States of America dollars, provided that if the Bank of Nova Scotia no longer establishes such rate, the Parties will act reasonably to agree to a substituted rate.

"**Prior Ranking Permitted Encumbrances**" means Permitted Encumbrances (i) held by or for the benefit of the Project Lenders to the extent that they rank prior to the Silver Wheaton Caymans Security pursuant to any inter-creditor agreement entered into by Silver Wheaton Caymans pursuant to Section 18(d); and (ii) that are constituted by equipment leases or purchase money security interests for Project Assets with a value of less than $25,000,000.

"**Produced Gold**" means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates and doré bars.

"**Produced Silver**" means any and all silver in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any silver derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including silver contained in any ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates and doré bars.

"**Project**" means the design, development, engineering, construction, equipping, testing, commissioning, management, operation, maintenance and repair of the Rosemont Mine and the extraction, production, recovery, sale, transportation, storage, processing and delivery of copper and by-product metals in concentrate in all respects in accordance with the Development Plan and the Material Project Contracts.

"**Project Assets**" means the Mining Properties, the Mineral Processing Facility, Minerals and all present and after-acquired personal property, used or acquired for use in connection with the Project.

"**Project Financing**" means any credit facility, equipment lease, hedging program or other debt financing arrangement (including subordinated debt financing) in favour of any RCC Entity or any of its Affiliates provided by Project Lenders for the purpose of financing all or a portion of the cost of developing, expanding, constructing or operating the Rosemont Mine, including any refinancing thereof, and that contain customary terms and conditions to finance the development and construction of mining projects similar in nature to the Project.

"**Project Lenders**" means any reputable and recognized banking or financial institution, Offtaker, equipment lease provider or export credit agency that provides any Project Financing, excluding Augusta or any of its Affiliates.

"**RCC**" means Rosemont Copper Company, and includes any of its successors and permitted assigns.

"**RCC Collateral**" has the meaning set out in Section 18(b)(iv) of this Agreement.

"**RCC Entities**" means RCC, Sanrita South, LLC, Sanrita Properties, LLC, Dawson Properties, LCC and Wilmot Junction, LLC, and includes any of their respective successors and permitted assigns.

"**RCC Guarantees**" has the meaning set out in Section 18(b)(iii) of this Agreement.

"**RCC Security Agreements**" has the meaning set out in Section 18(b)(iv) of this Agreement.

"**Receiving Party**" has the meaning set out in Section 14(a) of this Agreement.

"**Reduced Capacity**" has the meaning set out in Section 5(c) of this Agreement.

"**Reduced Percentage**" has the meaning set out in Section 5(d) of this Agreement.

"**Refined Gold**" means marketable metal bearing material in the form of gold that is refined to standards meeting or exceeding commercial standards for the sale of refined gold.

"**Refined Silver**" means marketable metal bearing material in the form of silver that is refined to standards meeting or exceeding commercial standards for the sale of refined silver.

"**Relevant Jurisdictions**" has the meaning set out in Section 4(b)(ix) of this Agreement.

"**Reserve Statement**" means a statement prepared by RCC and confirmed by the Independent Project Consultant, setting out the number of tons of ore and metal grades of Reserves and Resources as updated by RCC in accordance with this Agreement from time to time.

"**Reserves**" means proven and probable reserves as defined and incorporated under NI 43-101.

"**Resources**" means indicated, inferred and measured resources as defined and incorporated under NI 43-101.

"**Rosemont Mine**" means the mine, the Mineral Processing Facility and all associated facilities to be constructed and operated at and in respect of the Mining Properties in order to mine the mineral deposits contained in the Mining Properties.

"**Security Documents**" means the Barbados Security Agreements, the Guarantees, the Guarantor Security Agreements, the RCC Guarantees, the RCC Security Agreements and the Assignment, Subordination and Postponement of Claims.

"**Silver Fixed Price**" means $3.90 per ounce, subject to increase on the third anniversary of the date on which Completion is achieved and annually thereafter by one percent annually (compounded).

"**Silver Market Price**" means the per ounce silver fixing price in U.S. dollars quoted by the London Bullion Market Association on the trading day immediately prior to the date of credit of Refined Silver by Augusta Barbados to the metal account of Silver Wheaton Caymans; provided that if for any reason, the London Bullion Market Association is no longer in operation or the price of silver is

not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Silver Market Price shall be determined by reference to the price of silver on another commercial exchange mutually acceptable to Silver Wheaton Caymans and Augusta Barbados.

"Silver Purchase Price" has the meaning set out in Section 7(k) of this Agreement.

"Silver Wheaton Caymans Guaranteed Obligations" has the meaning set out in Section 21(f)(i) of this Agreement.

"Silver Wheaton Caymans Interest" has the meaning set out in Section 17(c) of this Agreement.

"Silver Wheaton Caymans Security" means the charges and security interests granted in favour of Silver Wheaton Caymans (or in favour of Augusta Barbados and assigned to Silver Wheaton Caymans) pursuant to the Security Documents.

"Silver Wheaton Guarantee Release Date" means the date on which Silver Wheaton Caymans has paid the full amount of the Deposit to Augusta Barbados in accordance with Section 4 of this Agreement.

"SWC Offer" has the meaning set out in Section 17(c) of this Agreement.

"**Targeted Completion Date**" means the earlier of: (i) the date by which the Mineral Processing Facility is scheduled to achieve the Designated Feed Rate pursuant to the Development Plan; and (ii) 30 months after the date the Initial Payment is paid by Silver Wheaton to Augusta Barbados pursuant to Section 4(b).

"**Tax**" or "**Taxes**" means all taxes, assessments and other governmental charges, duties, and impositions, including any interest, penalties, tax installment payments or other additions that may become payable in respect thereof, imposed by any U.S. federal, state or local government, or any agency or political subdivision of any such government, which taxes shall include all income or profits taxes (including U.S. federal and state income taxes), non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing; provided that for greater certainty, such definition shall not include any Taxes imposed or exigible by any authority not within the U.S.

"Term" has the meaning set out in Section 9(b) of this Agreement.

"Termination Notice" has the meaning set out in Section 9(b) of this Agreement.

"Time of Delivery" has the meaning set out in Section 7(e) of this Agreement.

2. Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a) The terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b) References to a "Section" or "Schedule" followed by a number or letter refer to the specified Section of or Schedule to this Agreement.

(c) Headings of Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d) Where the word "including" or "includes" is used in this Agreement, it means "including without limitation" or "includes without limitation".

(e) Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders..

(f) In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Vancouver time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Vancouver time) on the next Business Day.

(g) Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

(h) The following schedules are attached to and form part of this Agreement:

Schedule A - Mining Properties

Schedule B - Permits

Schedule C - Reduced Capacity Calculation

Schedule D - Capacity Related Refund Calculation

Schedule E - Dispute Resolution Procedures

Schedule F - Map of Mining Properties

Schedule G - Augusta Corporate Structure and Organization Chart

3. Purchase and Sale of Refined Gold and Refined Silver

(a) Subject to and in accordance with the terms of this Agreement, from and after the Effective Date, Augusta Barbados hereby agrees to sell and deliver to Silver Wheaton Caymans, and Silver Wheaton Caymans hereby agrees to purchase from Augusta Barbados:

(i) an amount of Refined Gold equal to the Payable Gold, free and clear of all Encumbrances; and

(ii) an amount of Refined Silver equal to the Payable Silver, free and clear of all Encumbrances.

(b) For greater certainty, Payable Silver and Payable Gold shall not be reduced for, and Silver Wheaton Caymans shall not be responsible for, any Offtaker Charges.

(c) Augusta Barbados shall not sell or deliver to Silver Wheaton Caymans Refined Gold or Refined Silver that physically resulted from gold and silver mined, produced, extracted or otherwise recovered from the Mining Properties. Augusta Barbados' obligation to sell and deliver Refined Gold and Refined Silver under this Agreement shall be solely to sell and deliver Refined Gold and

Refined Silver in an amount equal to the Payable Gold and the Payable Silver, respectively, in a manner consistent with the terms of this Agreement.

(d) Augusta Barbados shall not sell to Silver Wheaton Caymans at any time during the term of this Agreement any Refined Gold or Refined Silver that has been directly or indirectly purchased on a commodities exchange.

4. Deposit

(a) Subject to the terms and conditions of this Agreement, Silver Wheaton Caymans shall pay to Augusta Barbados a deposit in cash against the Silver Purchase Price and Gold Purchase Price of $230,000,000 (the "**Deposit**"), payable in accordance with Sections 4(b) and 4(c) and subject to any reduction in the amount of the Deposit under Section 4(h).

(b) Within five Business Days after the satisfaction and fulfillment of each of the following conditions, Silver Wheaton Caymans shall pay to Augusta Barbados an initial portion of the Deposit in such amount equal to the Approved Project Costs reasonably expected to be incurred in the 60 day period following the satisfaction and fulfillment of such conditions (the "**Initial Installment Period**"), or, if Augusta and Augusta Barbados have provided evidence satisfactory to Silver Wheaton Caymans pursuant to Section 4(d) that the Augusta Entities have sufficient funds to develop and construct the Rosemont Mine without the use of the Deposit, such amount as Silver Wheaton and Augusta Barbados may reasonably agree to, based on the Base Case Model (the "**Initial Payment**"):

(i) Silver Wheaton Caymans shall have received and be reasonably satisfied with the Development Plan, the Base Case Model, the Reserve Statement and the Independent Project Consultant Report;

(ii) Silver Wheaton Caymans shall have received certified copies, and be satisfied, acting reasonably, with the form and substance of the Material Project Contracts;

(iii) Augusta Barbados shall have provided evidence satisfactory to Silver Wheaton Caymans, acting reasonably, that all permits, licenses, certificates, registrations and authorizations necessary to achieve Completion and thereafter operate the Rosemont Mine in accordance with the Development Plan have either: (A) been issued to the RCC Entities and continue to be in place without challenge or appeal, and all applicable appeal periods pertaining thereto shall have expired, or such permits shall have been issued for at least 60 days without any challenge or appeal having been filed, whichever period is shorter, to the extent such permits are reasonably considered necessary or appropriate by the Independent Project Consultant to have been issued given the current stage of development and construction of the Rosemont Mine, including the permits, licences, certificates, registrations and authorizations listed in Schedule "B" attached hereto; or (B) are expected to be obtained in the ordinary course of business by the time they are necessary;

(iv) Silver Wheaton Caymans shall have received a certificate of a senior officer of Augusta, in form and substance satisfactory to Silver Wheaton Caymans, acting reasonably, certifying resolutions of the board of directors of Augusta and RCC authorizing and approving the commencement of construction of the Rosemont Mine in accordance with the Development Plan, and construction of the Rosemont Mine shall have commenced and be continuing;

(v) Augusta Barbados shall have provided evidence satisfactory to Silver Wheaton Caymans, acting reasonably, that the Contribution has been advanced to the RCC Entities and applied towards Approved Project Costs or has been reserved for such application;

(vi) Augusta Barbados shall have provided evidence satisfactory to Silver Wheaton Caymans, acting reasonably, that the aggregate principal amount of all Committed Project Financing, when added to the Deposit and the Contribution, is sufficient to achieve Completion by the Targeted Completion Date;

(vii) Augusta Barbados shall have provided evidence satisfactory to Silver Wheaton Caymans, acting reasonably, that all Committed Project Financing has been provided on terms and conditions that: (1) are sufficient to enable Completion to be achieved by the Targeted Completion Date; (2) would not result in a significant increase in the likelihood of a Lender Event occurring; and (3) that are not otherwise inconsistent with the terms and conditions of this Agreement or the performance thereof, except as set out in any inter-creditor agreement contemplated under Section 18(d);

(viii) Augusta Barbados shall have provided evidence satisfactory to Silver Wheaton Caymans, acting reasonably, that Cost Overrun Capital is either available to the RCC Entities in the form of Committed Project Financing or as cash or cash equivalents that Augusta or the RCC Entities have arranged to fund Project Cost overruns until such time as Completion is achieved;

(ix) the Augusta Entities shall have executed and delivered the Security Documents and made, or arranged for, all such registrations, filings and recordings in all such jurisdictions (collectively, the "**Relevant Jurisdictions**"), and shall have done all such other acts and things, as may be necessary or advisable to create, perfect or preserve the Silver Wheaton Caymans Security;

(x) Silver Wheaton Caymans shall have received a certificate of a director or senior officer of each Augusta Entity, in form and substance satisfactory to Silver Wheaton Caymans, acting reasonably, as to the constating documents of each Augusta Entity, the resolutions of the board of directors or other comparable authority of each Augusta Entity authorizing the execution, delivery and performance of this Agreement and the Security Documents to which it is a party and the transactions contemplated hereby and thereby, the names, positions and true signatures of the persons authorized to sign this Agreement and the Security Documents to which it is a party, and such other matters pertaining to the transactions contemplated hereby as Silver Wheaton Caymans may reasonably require;

(xi) Silver Wheaton Caymans shall have received a certificate of good standing, certificate of status or other like certificate issued by the relevant governmental authority in respect of each Augusta Entity;

(xii) Silver Wheaton Caymans shall have received favourable opinions, in form and substance satisfactory to Silver Wheaton Caymans, acting reasonably, from legal counsel to the Augusta Entities as to, among other things: (1) the legal status of the Augusta Entities; (2) the authority of the Augusta Entities to execute and deliver this Agreement and the Security Documents to which they are a party; (3) the execution and delivery of this Agreement and the Security Documents to which they are a party and the enforceability thereof against the Augusta Entities; (4) the registrations, filings and recordings made in all Relevant Jurisdictions to perfect and otherwise protect the Silver Wheaton Caymans Security; and (5) the results of the usual searches that would be conducted in each of the Relevant Jurisdictions in connection with Silver Wheaton Caymans Security;

(xiii) Augusta Barbados shall have delivered to Silver Wheaton Caymans title insurance addressed to Silver Wheaton Caymans with respect to the patented and fee properties that comprise the Mining Properties, insuring that each RCC Entity is the registered or recorded owner of a

100% legal and beneficial right, title and interest in and to its respective patented and fee properties that comprise the Mining Properties, free and clear of all Encumbrances, other than the Permitted Encumbrances;

(xiv) Augusta Barbados shall have delivered to Silver Wheaton Caymans an officer's certificate of a senior officer of Augusta Barbados attaching a certified copy of a printout from the Bureau of Land Management, current within 90 days of the start of the Initial Installment Period, identifying an RCC Entity as the registered or recorded holder of a 100% legal and beneficial right, title and interest in and to all of the unpatented mining claims that comprise the Mining Properties, and showing that all assessments have been paid in respect thereof; provided that, if such a printout is not generally provided by the Bureau of Land Management, then Silver Wheaton Caymans shall act reasonably in accepting such other evidence to demonstrate that the RCC Entities are the registered or recorded holder of a 100% legal and beneficial right, title and interest in and to such unpatented mining claims and that all assessments have been paid in respect thereof. Augusta Barbados shall also have delivered to Silver Wheaton Caymans any other title opinions, title insurance or other documentation or support that any Project Lender is entitled to receive under any Project Financing document at any point with respect to the Mining Properties, in each case addressed to Silver Wheaton Caymans;

(xv) if Augusta and Augusta Barbados have not provided evidence satisfactory to Silver Wheaton Caymans pursuant to Section 4(d) that the Augusta Entities have sufficient funds to develop and construct the Rosemont Mine without the use of the Deposit, then Augusta Barbados shall have delivered to Silver Wheaton Caymans an officer's certificate of a senior officer of Augusta Barbados certifying in reasonable detail the Approved Project Costs reasonably expected to be incurred during the Initial Installment Period and a request for the payment of a sum equal to such amount; and

(xvi) as of the date on which the Initial Payment is made, (A) all of the representations and warranties made by Augusta Barbados and Augusta pursuant to this Agreement shall be true and correct in all material respects on and as of such dates; and (B) none of the Augusta Entities shall be in breach or default (or an event which with notice or lapse of time or both would become a default) under this Agreement or any Security Document to which they are a party.

If the conditions set forth in this Section 4(b) have not been satisfied on or before the second anniversary of the Effective Date, then Silver Wheaton shall have the right to terminate this Agreement upon written notice to Augusta Barbados without any liability; provided that each Party shall continue to be liable for any breach of this Agreement that occurred prior to such termination. Each of the conditions set forth in this Section 4(b) is for the exclusive benefit of Silver Wheaton Caymans and may only be waived by it in its sole discretion. Augusta and Augusta Barbados shall use all reasonable commercial efforts and take all reasonable action to satisfy and fulfill all the conditions set forth in Section 4(b) as promptly as reasonably practicable.

(c) Commencing after the Initial Payment has been made and subject to the terms and conditions of this Agreement including Section 4(f), Silver Wheaton Caymans shall pay the remainder of the Deposit to Augusta Barbados in installments every 60 days in an amount equal to the Approved Project Costs reasonably expected to be incurred in the 60 day period following such payment (the "**Installment Period**"), less the amount of any installment payments previously paid pursuant to Section 4(b) or this Section 4(c) that were not expended on Approved Project Costs for the Initial Installment Period or any previous Installment Period, or, if Augusta and Augusta Barbados have provided evidence satisfactory to Silver Wheaton Caymans pursuant to Section 4(d) that the Augusta Entities have sufficient funds to develop and construct the Rosemont Mine without the use of the remainder of the

Deposit, such amount as Silver Wheaton and Augusta Barbados may reasonably agree to, based on the Base Case Model; provided that, on each such payment date:

(i) construction and development of the Rosemont Mine is continuing as of such date or has been completed, in either case in accordance with the Development Plan;

(ii) Augusta shall have provided evidence satisfactory to Silver Wheaton Caymans, acting reasonably, that all necessary permits, licenses, certificates, registrations and authorizations to achieve Completion and thereafter operate the Rosemont Mine in accordance with the Development Plan have either (A) been issued to the RCC Entities and continue to be in place without challenge or appeal, and all applicable appeal periods pertaining thereto shall have expired or such permits shall have been issued for at least 60 days without any challenge or appeal having been filed, whichever period is shorter, to the extent such permits, to the extent they are reasonably considered necessary or appropriate by the Independent Project Consultant to have been received given the current stage of development and construction of the Rosemont Mine; or (B) are expected to be obtained in the ordinary course of business by the time they are necessary;

(iii) Augusta and Augusta Barbados shall have executed and delivered to Silver Wheaton Caymans a certificate of a director or senior officer of each such entity, in form and substance satisfactory to Silver Wheaton Caymans, acting reasonably, certifying that, on and as of each such date:

(1) all of the representations and warranties made by each Augusta Entity pursuant to this Agreement and each Security Document to which it is a party are true and correct in all material respects on and as of each such date; and

(2) none of the Augusta Entities are in breach or default (or an event which with notice or lapse of time or both would become a default) under this Agreement or any Security Document to which it is a party; and

(iv) if Augusta and Augusta Barbados have not provided evidence satisfactory to Silver Wheaton Caymans pursuant to Section 4(d) that the Augusta Entities have sufficient funds to develop and construct the Rosemont Mine without the use of the remainder of the Deposit, then Augusta Barbados shall have delivered to Silver Wheaton Caymans an officer's certificate of a senior officer of Augusta Barbados certifying in reasonable detail the calculation of the amount due pursuant to this Section 4(c) and a request for the payment of a sum equal to such amount.

In the event that any portion of the remainder of the Deposit is due and payable at any time that the conditions set forth in this Section 4(c) have not been satisfied in full, such obligation to pay shall be deferred until five Business Days following the satisfaction of all such conditions; provided that such obligation to pay any portion of the remainder of the Deposit will terminate if such conditions have not been satisfied on or before the Outside Completion Date. The obligations of Augusta Barbados under this Agreement, including Section 3, and the other obligations of Silver Wheaton Caymans under this Agreement, including Sections 7(j) and (k) shall continue despite such deferral.

(d) Prior to Completion, Augusta and Augusta Barbados shall ensure that the Deposit is used to finance the development and construction of the Rosemont Mine, unless Augusta and Augusta Barbados shall have provided evidence satisfactory to Silver Wheaton Caymans, acting reasonably, that the Augusta Entities have sufficient funds, including Cost Overrun Capital (to the extent required by Project Lenders), to develop and construct the Rosemont Mine without use of the Deposit, in which case proceeds of the Deposit may be requested and expended at the discretion of Augusta. The

Deposit shall, if necessary, be expended in full on the development and construction of the Rosemont Mine before any Augusta Entity is required to draw down and expend any Project Financing funds.

(e) Augusta Barbados shall promptly notify Silver Wheaton Caymans in writing of any material departure from or proposed change to the Development Plan, Feasibility Study or the Base Case Model. No such notice shall amend the Development Plan or the Base Case Model unless agreed by Silver Wheaton Caymans. Until Completion, Augusta Barbados shall provide Silver Wheaton Caymans monthly progress reports updating the construction and development of the Rosemont Mine, including actual costs incurred but not yet paid, costs incurred and paid, and an estimate of costs still to be incurred, compared to the Base Case Model, and the amount of the Contribution, the Deposit and the Committed Project Financing that have not been spent or remain available to be drawn down.

(f) Augusta Barbados shall promptly notify Silver Wheaton Caymans in writing of any claim, action, suit or other legal proceeding (including any appeals) instituted by any person relating to or arising from the issuance of any permit, license, certificate, registration or authorization listed in Schedule "B" attached hereto.

(g) If the Independent Project Consultant certifies to Silver Wheaton Caymans that the Independent Project Consultant's best estimate, acting reasonably, of Approved Project Costs remaining to be paid (based upon the Development Plan, the Base Case Model, any variations thereto as may have developed or arisen, and such other facts and circumstances as the Independent Project Consultant may consider necessary or appropriate) exceed the aggregate unspent or undrawn balance of the Contribution, the Deposit, the Cost Overrun Capital and the Committed Project Financing, then Augusta and Augusta Barbados shall forthwith cause additional Contributions to be made before any further advance of the Deposit, which funds shall only be used by the Owners either to pay or be reserved for payment of Approved Project Costs.

(h) If Silver Wheaton Caymans fails to advance any portion of the Deposit when required in accordance with Sections 4(b) and (c) within 90 days of receipt of written notice from Augusta Barbados notifying Silver Wheaton Caymans of such default and such default is continuing, then the term "Deposit" shall thereafter refer to the amount actually advanced and Augusta Barbados shall have the right, upon written notice to Silver Wheaton Caymans, at its option, to either: (i) amend the reference to 92.5% in the definitions of Payable Gold and Payable Silver and in Section 7(b) to be equal to 92.5% multiplied by a fraction, the numerator of which is the amount of the Deposit advanced, and the denominator of which is $306,666,667; or (ii) terminate this Agreement, provided that if any portion of the Deposit has been previously advanced by Silver Wheaton Caymans to Augusta Barbados, such portion of the Deposit shall be repaid by Augusta Barbados to Silver Wheaton Caymans and payable, without interest, no later than 12 months after the date of such election, such amount owing remaining guaranteed by Augusta and the Augusta Guarantors and secured by the Augusta Security Agreements.

5. Completion Guarantee

(a) Augusta and Augusta Barbados shall cause the Rosemont Mine to be constructed in accordance with the Development Plan.

(b) Augusta and Augusta Barbados shall cause RCC to perform and complete a Completion Test as and when determined by them, and in any event on or before the six month anniversary of the Targeted Completion Date. Within ten Business Days of achieving Completion, Augusta shall deliver or cause to be delivered to Silver Wheaton Caymans a certificate signed by a director or senior officer of each of Augusta and Augusta Barbados (**"Completion Certificate"**) certifying: (i) that Completion has occurred; and (ii) copies of documentation supporting such determination.

Completion will be deemed to have occurred on the date of the Completion Certificate unless Silver Wheaton Caymans delivers to Augusta and Augusta Barbados within 90 days of its receipt of the Completion Certificate a written notice that it has reasonable grounds for believing Completion has not been achieved, in which case the matter shall be determined in accordance with the provisions of Section 19(c).

(c) If Completion has not been achieved on or prior to the six month anniversary of the Targeted Completion Date, for any reason other as a result of a default by Silver Wheaton Caymans hereunder, then, in addition to the obligation to sell and deliver Refined Gold and Refined Silver in accordance with this Agreement, Augusta Barbados shall sell and deliver to Silver Wheaton Caymans additional Refined Gold and Refined Silver within five Business Days of the end of each calendar month thereafter until the earlier of (i) the end of the calendar month during which Completion is achieved, and (ii) the date on which the Capacity Related Refund is paid by Augusta Barbados to Silver Wheaton Caymans pursuant to Section 5(d), in an amount equal to the amount of Produced Silver and Produced Gold, respectively, for each such calendar month, multiplied by a fraction the numerator of which is the greater of: (i) 90% of the Designed Feed Rate less the average daily capacity at which the Mineral Processing Facility operated during each such calendar month (the "**Reduced Capacity**"); and (ii) nil, and the denominator of which is the average daily capacity at which the Mineral Facility operated during each such calendar month. Augusta Barbados shall deliver or cause to be delivered to Silver Wheaton Caymans within five Business Days of the end of each such calendar month a certificate signed by a director or senior officer of Augusta Barbados certifying the Reduced Capacity for each such calendar month and copies of any documentation supporting such determination. Attached as Schedule "C" of this Agreement is a hypothetical working example of how the additional amount of Refined Silver and Refined Gold is to be calculated.

(d) If Completion has not been achieved on or prior to the Outside Completion Date for any reason other than as a result of a default by Silver Wheaton Caymans hereunder, Augusta Barbados shall refund to Silver Wheaton Caymans within 90 days of the Outside Completion Date an amount (the "**Capacity Related Refund**") equal to the Deposit advanced by Silver Wheaton Caymans to Augusta Barbados multiplied by the percentage (the "**Reduced Percentage**") equal to the greater of: (i) 90% less the percentage of the Designed Feed Rate attained during the last 30 consecutive day period the Mineral Processing Facility was operated prior to the Outside Completion Date; and (ii) nil. If the Mineral Processing Facility was not operated for a period of 30 consecutive days prior to the Outside Completion Date, or if the percentage of the Designed Feed Rate attained during the last 30 consecutive day period the Mineral Processing Facility was operated prior to the Outside Completion Date was less than 10% of the Designed Feed Rate, then the Capacity Related Refund shall be the aggregate amount of the Deposit advanced by Silver Wheaton Caymans to Augusta Barbados. Notwithstanding the payment of the Capacity Related Refund, the obligations of the Parties under this Agreement, including Augusta Barbados' obligations under Sections 3(a) and 7(a) shall continue. Attached as Schedule "D" of this Agreement is a hypothetical working example of how the Capacity Related Refund is to be calculated.

(e) If Completion is achieved within two years of the Outside Completion Date, then, at the option of Silver Wheaton Caymans:

(i) Silver Wheaton Caymans shall refund 75% of the Capacity Related Refund to Augusta Barbados within 60 days of the date on which Completion is achieved; or

(ii) Silver Wheaton Caymans shall not refund the Capacity Related Refund to Augusta Barbados, in which case the definition of Payable Silver and Payable Gold shall be amended from referring to "92.5%" to a percentage equal to the lesser of: (A) 92.5% and (B) the

percentage calculated by multiplying 92.5% by the difference between one and 75% of the Reduced Percentage.

(f) Augusta and Augusta Barbados shall cause the RCC Entities to permit Silver Wheaton Caymans and its authorized representatives and agents to perform audits or other reviews and examinations of its books and records relevant to the determination of the Reduced Capacity, the Reduced Percentage, the Capacity Related Refund and whether Completion has been achieved, at such reasonable times as Silver Wheaton Caymans may request upon reasonable notice. Silver Wheaton Caymans shall diligently complete any audit or other examination permitted hereunder. Upon request, Augusta and Augusta Barbados shall promptly provide Silver Wheaton Caymans with, or cause to be provided to Silver Wheaton Caymans, copies of all test results, reports, completion certificates, weight and moisture results, production reports, assay results and other documents associated with the determination of the Reduced Capacity, the Reduced Percentage, the Capacity Related Refund and whether Completion has been achieved.

6. Reporting Requirements

(a) From and after the first calendar month during which gold or silver is mined, produced, extracted or otherwise recovered from the Mining Properties, Augusta Barbados shall deliver to Silver Wheaton Caymans a Monthly Report on or before the fifth Business Day after the last day of each calendar month.

(b) Promptly after the life of mine plan for the Rosemont Mine is presented to the board of directors of Augusta, RCC or, if applicable, the board of directors of such entity's parent company, and in any event at least once every 12 months, and promptly whenever an update to any such life of mine plan is adopted by management of Augusta or any of its Affiliates, Augusta Barbados shall provide to Silver Wheaton Caymans:

(i) a copy of the life of mine plan, which, for greater certainty shall include development and production schedules for both mined and processed material;

(ii) a copy of the annual budget forecast for the Rosemont Mine, including:

(1) types, tonnages and metal grades of ore to be mined;

(2) with respect to the Mineral Processing Facility: the types and tonnages of product to be produced, including the expected respective metal recoveries and grades of Minerals (including gold based on an estimate in concentrate only); and

(3) the produced amounts of each metal and the Payable Gold and Payable Silver expected on a month by month basis for the annual budget forecast and on a year by year basis for the life of mine plan;

(iii) to the extent not already referenced in the life of mine plan referred to in paragraph (i) above, a list of assumptions used for short term and long term planning purposes in developing the forecast referred to in Section 6(b)(i), including mine recovery, external dilution, exchange rates and all metal prices;

(iv) a statement setting out the actual tonnages and gold and silver grade of ore stockpiled as of the start of the period (annual only) covered by the life of mine plan for the Rosemont Mine; and

(v) a statement setting out the gold and silver Reserves and Resources, if any, for the Rosemont Mine and the assumptions used, including cut-off grade calculations with corresponding onsite and offsite operating cash costs, metal prices and metal recoveries.

7. Delivery and Payment

(a) Subject to Section 7(b), within five Business Days of each Offtaker Payment, Augusta Barbados shall sell and deliver to Silver Wheaton Caymans Refined Gold and Refined Silver in an amount equal to the Payable Gold and Payable Silver, respectively, in the Offtaker Delivery to which such Offtaker Payment relates.

(b) In the event an Offtaker Payment consists of a provisional payment that may be adjusted upon final settlement of an Offtaker Delivery, then:

(i) Augusta Barbados shall sell and deliver to Silver Wheaton Caymans, within five Business Days of such provisional Offtaker Payment, Refined Gold and Refined Silver in an amount equal to: (1) the amount of such Offtaker Payment divided by the total value of the Minerals determined on a provisional basis (determined in accordance with the applicable Mineral Offtake Agreement and after any Offtaker Charges other than deductions on account of the Offtaker Payment being made on a provisional basis) contained in such Offtaker Delivery; multiplied by (2) 92.5% of the Produced Gold and Produced Silver contained in such Offtaker Delivery; as supported by the documentation provided pursuant to Section 7(i) and in the applicable Monthly Report; and

(ii) within five Business Days of the date of final settlement of the Offtaker Delivery with the Offtaker, Augusta Barbados shall sell and deliver to Silver Wheaton Caymans Refined Gold and Refined Silver in an amount equal to the amount, if any, by which Payable Gold and the Payable Silver, respectively, determined pursuant to the final settlement, exceeds the Refined Gold and the Refined Silver previously delivered to Silver Wheaton Caymans in respect of such Offtaker Delivery pursuant to Section 7(b)(i), as supported by the documentation provided pursuant to Section 7(i) and the applicable Monthly Report. If such difference is negative, then Augusta Barbados shall be entitled to set off and deduct such excess amount of Refined Gold and/or Refined Silver from the next required deliveries by Augusta Barbados under this Agreement until it has been fully offset against deliveries to Silver Wheaton Caymans of Refined Gold and/or Refined Silver pursuant to this Section 7(a).

(c) Augusta Barbados shall sell and deliver to Silver Wheaton Caymans all Refined Gold and Refined Silver to be sold and delivered under this Agreement by way of credit to a metal account or accounts of Silver Wheaton Caymans with a bank located in London, England, to be designated by Silver Wheaton Caymans from time to time (the "**Place of Delivery**").

(d) Augusta Barbados shall notify Silver Wheaton Caymans in writing at least one Business Day before any delivery and credit to the account of Silver Wheaton Caymans of:

(i) the number of ounces of Refined Gold and Refined Silver to be delivered and credited; and

(ii) the estimated date and time of delivery and credit.

(e) Delivery of Refined Gold and Refined Silver to Silver Wheaton Caymans shall be deemed to have been made at the time Refined Gold or Refined Silver is credited to the designated metal account of Silver Wheaton Caymans (the "**Time of Delivery**").

(f) Title to, and risk of loss of, Refined Gold and Refined Silver shall pass from Augusta Barbados to Silver Wheaton Caymans at the Time of Delivery.

(g) Augusta Barbados represents, warrants and covenants that, at each Time of Delivery:

(i) it will be the legal and beneficial owner of the Refined Gold and Refined Silver delivered and credited to the designated metal account of Silver Wheaton Caymans,

(ii) it will have good, valid and marketable title to such Refined Gold and Refined Silver, and

(iii) such Refined Gold and Refined Silver, will be free and clear of all Encumbrances.

(h) All costs and expenses pertaining to the delivery and credit of Refined Gold and Refined Silver to the Place of Delivery shall be borne by Augusta Barbados.

(i) At the Time of Delivery, Augusta Barbados shall deliver to Silver Wheaton an invoice setting out:

(i) the number of ounces of Refined Gold and Refined Silver so credited; and

(ii) the Gold Purchase Price for such Refined Gold and the Silver Purchase Price for such Refined Silver.

(j) Silver Wheaton Caymans shall pay to Augusta Barbados a purchase price for each ounce of Refined Gold sold and delivered by Augusta Barbados to Silver Wheaton Caymans under this Agreement (the "**Gold Purchase Price**") equal to:

(i) prior to the Deposit Reduction Date, the Gold Market Price payable in cash; provided that if the Gold Market Price is greater than the Gold Fixed Price, then an amount equal to the Gold Fixed Price shall be payable to Augusta Barbados in cash for each ounce of Refined Gold sold and delivered by Augusta Barbados to Silver Wheaton Caymans under this Agreement, and the amount equal to the difference between the Gold Market Price and the Gold Fixed Price shall be payable by crediting such amount against the Deposit in order to reduce the uncredited balance of the Deposit until the uncredited balance of the Deposit has been credited and reduced to nil; and

(ii) from and after the Deposit Reduction Date, the lesser of the Gold Fixed Price and the Gold Market Price, payable in cash.

(k) Silver Wheaton Caymans shall pay to Augusta Barbados a purchase price for each ounce of Refined Silver sold and delivered by Augusta Barbados to Silver Wheaton under this Agreement (the "**Silver Purchase Price**") equal to:

(i) prior to the Deposit Reduction Date, the Silver Market Price payable in cash; provided that if the Silver Market Price is greater than the Silver Fixed Price, then an amount equal to the Silver Fixed Price will be payable to Augusta Barbados in cash for each ounce of Refined Silver sold and delivered by Augusta Barbados to Silver Wheaton Caymans under this Agreement, and the amount equal to the difference between the Silver Market Price and the Silver Fixed Price shall be payable by crediting such amount against the Deposit in order to reduce the uncredited balance of the Deposit until the uncredited balance of the Deposit has been credited and reduced to nil; and

(ii) from and after the Deposit Reduction Date, the lesser of the Silver Fixed Price and the Silver Market Price, payable in cash.

(l) Payment by Silver Wheaton Caymans for each delivery of Refined Gold and/or Refined Silver shall be made promptly and in any event not later than five Business Days after:

(i) credit of Refined Gold or Refined Silver in the designated metal account of Silver Wheaton Caymans; and

(ii) receipt of the invoice referred in Section 7(i).

(m) Notwithstanding anything to the contrary contained in this Agreement, in the event of any total or partial loss of a shipment of any Minerals to an Offtaker prior to the transfer of risk of loss of any such shipment to an Offtaker, then Augusta Barbados shall be required to sell and deliver to Silver Wheaton Caymans:

(i) an amount of Refined Gold equal to the greater of:

(1) the Payable Gold contained in Augusta Barbados' provisional invoice to the Offtaker in respect of such shipment;

(2) the amount of gold for which Augusta Barbados receives final payment from the Offtaker in respect of such shipment; or

(3) 100% of the amount of the insurance payment received by an RCC Entity or any of its Affiliates in respect of the Produced Gold contained in such shipment of Minerals (valued at the Gold Market Price on the date of delivery, which delivery shall be no later than five Business Days after receipt of the insurance payment);

(ii) an amount of Refined Silver equal to the greater of:

(1) the Payable Silver contained in Augusta Barbados' provisional invoice to the Offtaker in respect of such shipment;

(2) the amount of silver for which Augusta Barbados receives final payment from the Offtaker in respect of such shipment; or

(3) 100% of the amount of the insurance payment received by an RCC Entity or any of its Affiliates in respect of the Produced Silver contained in such shipment of Minerals (valued at the Silver Market Price on the date of delivery, which delivery shall be no later than five Business Days after receipt of the insurance payment);

provided that, except to the extent that at the time of such loss or damage any delivery of Refined Gold and/or Refined Silver in respect of such shipment has already been made pursuant to Sections 7(m)(i)(1) or 7(m)(ii)(1) above, the obligation of Augusta Barbados to deliver such amount of Refined Gold or Refined Silver to Silver Wheaton Caymans shall be performed no later than the earlier of five Business Days after receipt by Augusta Barbados of insurance proceeds in respect of such loss or 120 days following such loss. Augusta Barbados shall promptly notify Silver Wheaton Caymans of any loss of or damage to a shipment of Minerals to an Offtaker.

8. Mineral Offtake Agreements

(a) Augusta and Augusta Barbados shall cause all terms and conditions relating to silver or gold (or both, but excluding any terms or conditions setting out payable gold and silver rates) of any Mineral Offtake Agreements entered into by an RCC Entity or any of its Affiliates to be on commercially reasonable arm's length terms and conditions for concentrates similar in make-up and quality to

those derived from the Mining Properties. A Mineral Offtake Agreement shall be deemed to be on commercially reasonable arm's length terms and conditions if such agreement contains economically equivalent terms and conditions relating to gold or silver (or both, but excluding any terms or conditions setting out payable gold and silver rates, pricing or Offtaker Charges) as the terms and conditions relating to copper, including the payment of provisional and final values of gold, silver and copper.

(b) Subject to the terms and conditions of any inter-creditor agreement with Project Lenders, Augusta and Augusta Barbados shall take commercially reasonable steps to enforce, and shall cause each RCC Entity or any of its Affiliates who is a party to a Mineral Offtake Agreement to enforce, its rights and remedies under each such Mineral Offtake Agreement with respect to any breaches of the terms or conditions thereof relating to silver or gold (or both, but excluding any terms or conditions relating to payable gold and silver rates, pricing or Offtaker Charges). Augusta shall notify Silver Wheaton Caymans in writing when any such dispute arising out of or in connection with any such Mineral Offtake Agreement is commenced and shall provide Silver Wheaton Caymans with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

(c) Subject to the terms and conditions of any inter-creditor agreement with Project Lenders, Augusta and Augusta Barbados shall ensure that the final sale or delivery of Produced Gold and Produced Silver shall only be made to an Offtaker. For greater certainty, nothing in this Section 8(c) shall prohibit internal transfers of Produced Gold or Produced Silver among Affiliates of Augusta, provided that such Produced Gold and Produced Silver are eventually sold to an Offtaker.

9. Term

(a) The term of this Agreement shall commence on the Effective Date and, subject to Sections 9(b) and 9(d), shall continue until the date that is 50 years after the Effective Date (the "**Initial Term**").

(b) Silver Wheaton Caymans may terminate this Agreement at the end of the Initial Term by providing the other Parties, prior to the expiry of the Initial Term, with written notice of its intention to terminate (a "**Termination Notice**"). If Silver Wheaton Caymans has not provided a Termination Notice prior to the expiry of the Initial Term, then this Agreement shall continue in force for successive ten year periods (each, an "**Additional Term**" and together with the Initial Term, the "**Term**") unless and until an Additional Term is terminated in accordance with Sections 9(c) or 9(d). If an uncredited balance of the Deposit remains outstanding at the end of the Initial Term or any Additional Term, and if the Initial Term or an Additional Term is automatically extended in accordance with this Section 9(b), then the uncredited balance of the Deposit shall remain in place as a deposit for future deliveries of Refined Silver or Refined Gold during any subsequent Additional Term.

(c) Silver Wheaton Caymans may terminate an Additional Term by providing the other Parties, prior to the end of such Additional Term, with written notice of its intention to terminate the Additional Term, which will be effective as of the end of the then current Additional Term.

(d) Following the 15th anniversary of the date on which Completion is achieved, Silver Wheaton Caymans may elect to terminate this Agreement if less than 250,000 ounces of Refined Silver have been delivered by Augusta Barbados to Silver Wheaton Caymans in accordance with the terms of this Agreement in any continuous 12 calendar month period commencing on or after the 15th anniversary. For purposes of this calculation, each ounce of Refined Gold delivered by Augusta Barbados to Silver Wheaton Caymans in accordance with the terms of this Agreement shall equal 60 ounces of Refined Silver. Silver Wheaton Caymans may make such election to terminate by delivering written notice to Augusta Barbados of such election, together with a calculation of the

uncredited balance of the Deposit, if any, calculated in accordance with Sections 7(j)(i) and 7(k)(i). If so terminated, then Augusta Barbados shall pay such uncredited balance of the Deposit to Silver Wheaton Caymans within 30 days of termination of this Agreement.

10. Processing/Commingling

(a) Augusta and Augusta Barbados shall cause the RCC Entities to process all Produced Gold and Produced Silver through the Mineral Processing Facility in a manner consistent or similar with the processing methods described in the Feasibility Study, and shall ensure that all Produced Gold and Produced Silver is sold to Offtakers pursuant to each Mineral Offtake Agreement, in a prompt and timely manner.

(b) Augusta and Augusta Barbados shall cause the RCC Entities to process all Produced Gold and Produced Silver in priority to, and not commingled with, ores or other minerals derived from properties that are not one of or do not constitute part of the Mining Properties (the "**Other Properties**"). Notwithstanding the foregoing, the foregoing provisions of this section shall not apply if:

(i) Augusta provides Silver Wheaton Caymans with at least 90 days' prior written notice that the RCC Entities wish to process ore or other minerals derived from Other Properties in priority to or concurrently with Produced Gold or Produced Silver; and

(ii) Augusta and Silver Wheaton Caymans, acting reasonably, agree on a method or formula satisfactory to both of them that ensures:

(1) that Silver Wheaton Caymans shall not be disadvantaged as a result of the processing of ore or other minerals mined, produced, extracted or otherwise recovered from Other Properties in priority to or concurrently with Produced Gold and Produced Silver; and

(2) the division of ore or other minerals from Other Properties and Produced Gold and Produced Silver for the purpose of determining the quantum of Produced Gold and Produced Silver.

11. Books; Records; Inspections

(a) Augusta and Augusta Barbados shall cause the RCC Entities to keep true, complete and accurate books and records of all of their operations and activities with respect to the Mining Properties, including the mining and production of Minerals therefrom and the mining, treatment, processing, milling, concentrating and transportation of Minerals. Augusta and Augusta Barbados shall cause the RCC Entities to provide to Augusta Barbados such books, records and other information as may be required for Augusta Barbados to comply with its obligations set out in Sections 6(a) and (b). Subject to the confidentiality provisions of this Agreement, Augusta and Augusta Barbados shall cause the RCC Entities to provide copies to Silver Wheaton Caymans, and permit Silver Wheaton Caymans and its authorized representatives to perform audits or other reviews and examinations from time to time, of the RCC Entities' books, records and other information relevant to the production, delivery and determination of Produced Gold and Produced Silver from the Mining Properties (including all Mineral Offtake Agreements), confirming the amount of Approved Project Costs incurred and to otherwise confirm compliance with the terms of this Agreement. Silver Wheaton Caymans shall diligently complete any audit or other examination permitted hereunder. The expenses of any audit or other examination permitted hereunder shall be paid by Silver Wheaton Caymans, unless the results of such audit or other examination permitted hereunder discloses a discrepancy in the amount of Produced Gold and Produced Silver of more than 5% between the

books, records and other information reviewed by Silver Wheaton Caymans and the quantity of Produced Gold and Produced Silver contained in any Monthly Report, in which event the costs of such audit or other examination shall be paid by Augusta.

(b) Augusta and Augusta Barbados shall cause the RCC Entities to prepare technical reports on the Mining Properties in compliance with NI 43-101 as and when required by laws applicable to Augusta, Augusta Barbados or any of their Affiliates. Augusta and Augusta Barbados shall provide, or cause to be provided by the RCC Entities, to Silver Wheaton Caymans an advanced draft copy of any technical report on the Mining Properties prepared in compliance with NI 43-101 before it is filed on SEDAR, and in any event not less than five Business Days before it is so filed. At the written request of Silver Wheaton Caymans and at Silver Wheaton Caymans' cost, Augusta and Augusta Barbados shall provide to Silver Wheaton Caymans or make commercially reasonable efforts to assist Silver Wheaton Caymans to obtain:

(i) qualified persons consents, qualified persons certificates or other technical data, records or information pertaining to the Mining Properties in the possession or control of the RCC Entities or any of their Affiliates;

(ii) copies of any technical reports and cause the authors of such technical reports to have such technical report addressed to Silver Wheaton and Silver Wheaton Caymans; and

(iii) such other scientific and technical information as Silver Wheaton Caymans certifies as being necessary to permit Silver Wheaton Caymans to:

(1) prepare a technical report on the Mining Properties in accordance with NI 43-101, and

(2) comply with Silver Wheaton Caymans' disclosure obligations under applicable Canadian and U.S. securities laws.

12. Conduct of Operations

(a) Augusta and Augusta Barbados shall cause the RCC Entities to carry out and perform all mining operations and activities pertaining to or in respect of the Mining Properties in a commercially prudent manner and in accordance with all applicable laws, all applicable licences, permits and other authorizations and good mining, processing, engineering and environmental practices prevailing in the mining industry. In addition, Augusta and Augusta Barbados shall cause the RCC Entities to ensure that all cut-off grade, mill/SXEW crossover grade, short term mine planning, long term mine planning, processing decisions and production decisions concerning the Mining Properties shall include gold and silver prices typical of normal industry practice and be made by the RCC Entities on the basis that it is receiving all of the gold and silver production at the Mining Properties.

(b) Subject at all times to the workplace rules and supervision of the RCC Entities, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Mining Properties, Augusta and Augusta Barbados hereby grants, and agrees that each of them shall cause the RCC Entities to grant, to Silver Wheaton Caymans and its representatives, at reasonable times and upon reasonable notice and at Silver Wheaton Caymans' sole risk and expense, the right to access the Mining Properties, the Mineral Processing Facility any other facility owned or operated by the RCC Entities where Minerals are milled, processed, and Augusta and each RCC Entity's personnel, in each case to monitor the RCC Entities' gold and silver mining and processing operations on the Mining Properties and to prepare technical reports in accordance with NI 43-101.

(c) Each of Augusta and Augusta Barbados shall at all times during the Term do and cause to be done all things necessary to maintain its corporate existence. Augusta and Augusta Barbados shall at all times during the Term cause the Augusta Guarantors and the RCC Entities to do all things necessary to maintain their corporate existence. Augusta and Augusta Barbados shall ensure that the RCC Entities do not abandon any of the Mining Properties or allow or permit any of the Mining Properties to lapse or cease conducting mining operations or activities on the Mining Properties unless Augusta and Augusta Barbados provide evidence satisfactory to Silver Wheaton Caymans, acting reasonably, that it is not economical to mine Minerals from the Mining Properties that it proposes to abandon or let lapse.

13. Insurance

(a) Augusta and Augusta Barbados shall maintain (or shall cause to be maintained) with reputable insurance companies which are acceptable to Silver Wheaton Caymans, in its reasonable discretion, insurance (including business interruption insurance) with respect to the Mining Properties and the operations of the RCC Entities conducted on and in respect of the Mining Properties against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations.

(b) Augusta Barbados shall, upon request of Silver Wheaton Caymans, furnish to Silver Wheaton Caymans at reasonable intervals (but not, as long as no Event of Default shall then have occurred and be continuing, more than once in any year) a certificate setting forth the nature and extent of all insurance maintained by or on behalf of Augusta and Augusta Barbados or their Affiliates in accordance with Section 13(a) and confirming its adequacy and sufficiency. Augusta shall, upon the request of Silver Wheaton Caymans, provide Silver Wheaton Caymans with copies of all insurance policies as in effect from time to time.

(c) All of the insurance policies relating to the Mining Properties and the operations conducted thereon (and all policies of reinsurance issued in connection therewith) shall, until the Deposit Reduction Date, specify Augusta Barbados as an additional insured under all policies of property and marine insurance and as a loss payee under all policies of property and marine insurance, subject to prior loss payee rights of Project Lenders, and contain such endorsements in favour of Augusta Barbados as it shall reasonably require (including that the policy shall not be invalidated as against Augusta Barbados by reason of any action or failure to act of Augusta, Augusta Barbados, the RCC Entities or any other person or any other person).

(d) Augusta and Augusta Barbados shall not at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

(e) In addition to the foregoing, Augusta shall ensure that each shipment of Minerals from the Rosemont Mine to each Offtaker is adequately insured, in such amounts and with such coverage as is customary in the mining industry.

14. Confidentiality

(a) Each Party (a "**Receiving Party**") agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, agents and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement ("**Confidential Information**"), except in the following circumstances:

(i) a Receiving Party may disclose Confidential Information to its professional advisors (including tax advisors), including its auditors, legal counsel, lenders, brokers, underwriters and investment bankers, provided that such persons are advised of the confidential nature of the confidential information, undertake to maintain the confidentiality of it and are strictly limited in their use of the confidential information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party;

(ii) subject to Section 24(j), a Receiving Party may disclose Confidential Information where that disclosure is necessary to comply with any applicable law or court order, its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements or in relation to proposed credit arrangements, provided that the proposed disclosure is limited to factual matters and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled, including redacting all proprietary, structural or other confidential information prior to filing any material contract on SEDAR;

(iii) for the purposes of any arbitration proceeding commenced under Section 19(c);

(iv) a Receiving Party may disclose to any person the tax treatment and tax structure and any fact that may be relevant to understanding such tax treatment or structure and all materials of any kind (including opinions or other analyses) relating to such tax treatment or structure.

(v) a Receiving Party may disclose Confidential Information where such information is already public knowledge other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(vi) with the approval of the disclosing Party; and

(vii) a Receiving Party may disclose Confidential Information to those of its Affiliates, agents and representatives who need to have knowledge of the Confidential Information.

(b) Each Party shall ensure that its Affiliates, employees, directors, officers, advisors, agents, representatives and those persons listed in Section 14(a)(i), where applicable, are made aware of this Section 14 and comply with the provisions of this Section 14. Each Party shall be liable to the other Parties for any improper use or disclosure of such terms or information by such persons.

(c) Notwithstanding any of the foregoing provisions of this Section 14, Augusta acknowledges and agrees that certain provisions contained in this Agreement are proprietary and confidential to Silver Wheaton Caymans and that Silver Wheaton Caymans would be irreparably harmed in the event that any such provisions were publicly disclosed. Augusta agrees that, in addition to its obligations under this Section 14, it shall not file this Agreement on SEDAR or any other public filing system in accordance with its continuous disclosure obligations under applicable securities laws unless and until it has (i) provided Silver Wheaton Caymans with at least two weeks to advise Augusta which provisions of the Agreement should be redacted before the Agreement is filed on SEDAR or any other public filing system, and (ii) accepted Silver Wheaton Caymans' reasonable redactions. If Silver Wheaton Caymans' redactions are not acceptable to the applicable securities regulator then, subject to any appeal process (which shall be conducted by Silver Wheaton Caymans at its sole expense), and subject to Augusta providing Silver Wheaton Caymans with notice of the applicable securities regulator's objections or order so that Silver Wheaton Caymans may seek a protective

order or other appropriate remedy, Augusta shall be permitted to file the Agreement with only such redactions as are so accepted by the applicable securities regulator.

15. Transfer of Mining Properties and Project Assets; Change of Control; Assignment by Augusta

(a) During the Term, Augusta and Augusta Barbados shall:

(i) not permit, suffer or allow any RCC Entity to sell, transfer, assign or otherwise dispose of all or any part of the Mining Properties;

(ii) not agree to or enter into any agreement, arrangement or transaction with any person that would cause, or otherwise allow or permit to exist, a Change of Control of Augusta Barbados or any RCC Entity; or

(iii) except as provided in Sections 15(b) and 21(a)(iii), not assign, in whole or in part, any of its respective rights and obligations under this Agreement;

except in each case with the prior written consent of Silver Wheaton Caymans, such consent not to be unreasonably withheld or delayed.

(b) Notwithstanding any other provision of this Agreement, Augusta and Augusta Barbados shall be entitled to mortgage, charge, grant a security interest in all or any part of this Agreement as security to Project Lenders at any time without the prior written consent of Silver Wheaton Caymans.

(c) Subject to Sections 15(a)(i) and 18(d), Augusta and Augusta Barbados shall cause the RCC Entities to be the only legal and beneficial owner of the Project Assets, and shall ensure that no other person holds or acquires any right, title or interest in or to the Project Assets.

16. Reorganizations

Augusta Barbados shall not consummate any reorganization resulting in Augusta Barbados not being resident in Barbados (or the Cayman Islands or Bermuda), or continue to any other jurisdiction other than the Cayman Islands or Bermuda, in each case without the prior written consent of Silver Wheaton Caymans, such consent not to be unreasonably withheld or delayed.

17. Assignments by Silver Wheaton

(a) Except as provided in Sections 17(b) and 21(b)(iii), prior to the Silver Wheaton Guarantee Release Date, neither Silver Wheaton Caymans nor Silver Wheaton shall assign, in whole or in part, any of its respective rights and obligations under this Agreement, without the prior written consent of Augusta and Augusta Barbados, such consent not to be unreasonably withheld or delayed. After the Silver Wheaton Guarantee Release Date, and subject to compliance with Section 17(c), Silver Wheaton Caymans shall be entitled at any time and from time to time to sell, transfer and assign any of its rights and obligations under this Agreement with the prior written consent of Augusta Barbados, such consent not to be unreasonably withheld.

(b) Notwithstanding any other provision of this Agreement, Silver Wheaton and Silver Wheaton Caymans shall be entitled to mortgage, charge, grant a security interest in all or any part of this Agreement as security to its lenders at any time, including prior to the Silver Wheaton Guarantee Release Date, without the prior written consent of Augusta or Augusta Barbados.

(c) Except as provided in Section 17(c)(ii) Augusta Barbados shall have, and Silver Wheaton Caymans hereby grants Augusta Barbados, a right of first refusal to acquire Silver Wheaton Caymans' direct interest in and to this Agreement in accordance with the terms of this Section 17(c).

(i) In the event that Silver Wheaton Caymans receives a *bona fide* offer to purchase all or any part of Silver Wheaton Caymans' direct interest in this Agreement (the "**Silver Wheaton Caymans Interest**") from, or wishes to enters into a *bona fide* agreement to sell the Silver Wheaton Caymans Interest to, any person at arm's length to Silver Wheaton Caymans, which offer or agreement Silver Wheaton Caymans is willing to accept, Silver Wheaton Caymans shall give Augusta Barbados written notice thereof, including the terms and conditions of such offer or agreement to purchase (the "**SWC Offer**"), and Augusta Barbados shall have the right, within 30 days from the date of delivery to Augusta of such notice, to exercise its right of first refusal in respect thereof and to acquire the Silver Wheaton Caymans Interest on the same terms and conditions as are set forth in the offer or agreement to purchase.

(ii) Notwithstanding anything to the contrary in this Agreement, this Section 17(c) shall not apply to: (i) Silver Wheaton Caymans mortgaging, pledging, charging or granting a security interest in all or any part of its interest in and to this Agreement; (ii) any offer where the Silver Wheaton Caymans Interest represents less than 50% of the fair market value of such offer; or (iii) any offer if an Event of Default has occurred and is continuing on the date Silver Wheaton Caymans receives such offer.

(iii) If Augusta Barbados does not accept the SWC Offer, then Silver Wheaton Caymans shall be free to sell the Silver Wheaton Caymans Interest to the applicable third party pursuant to terms and conditions that are in the aggregate no more favourable to the applicable third party than those contained in the SWC Offer. For the avoidance of doubt, Silver Wheaton Caymans shall be entitled at any time to negotiate with any third party the terms upon which such third party may purchase the Silver Wheaton Caymans Interest, provided that before such terms are accepted, Silver Wheaton Caymans complies with Section 17(c).

18. Security

(a) As security for the payment and performance, when due, of all PMPA Obligations, Augusta Barbados shall grant first ranking charges and security interests, subject only to the Prior Ranking Permitted Encumbrances) in, to and over all present and after-acquired personal property of Augusta Barbados (collectively, the "**Barbados Collateral**") pursuant to one or more agreements (collectively, the "**Barbados Security Agreements**") with Silver Wheaton Caymans, in form and substance satisfactory to Silver Wheaton Caymans, acting reasonably. For greater certainty, the RCC Guarantees and RCC Security Agreements shall form part of the Barbados Collateral and shall be assigned to Silver Wheaton Caymans as security.

(b) Augusta shall:

(i) cause each of the other Augusta Guarantors to execute and deliver a guarantee in favour of Silver Wheaton Caymans (a "**Guarantee**"), in form and substance satisfactory to Silver Wheaton Caymans, acting reasonably, acknowledging the material benefits to each such Augusta Guarantor arising directly or indirectly pursuant to this Agreement, and guaranteeing the payment and performance, when due, of all PMPA Obligations;

(ii) grant, and cause each of the Augusta Guarantors to grant, as security for its Guarantee (and in the case of Augusta, its obligations under Section 21), to and in favour of Silver Wheaton Caymans, first ranking charges and security interests, subject only to Prior Ranking

Permitted Encumbrances, in, to and over all present and after-acquired personal property of Augusta and each of the Augusta Guarantors (collectively, the "**Guarantor Collateral**", which for greater certainty shall include all securities and other equity interests held by Augusta and the other Augusta Guarantors in other persons) pursuant to one or more agreements (collectively, the "**Guarantor Security Agreements**"), in form and substance satisfactory to Silver Wheaton Caymans, acting reasonably;

(iii) cause each of the RCC Entities to execute and deliver a guarantee in favour of Augusta Barbados (the "**RCC Guarantees**"), in form and substance satisfactory to Silver Wheaton Caymans, acting reasonably, acknowledging the material benefits to each such RCC Entity arising directly or indirectly pursuant to this Agreement, and guaranteeing the payment and performance, when due, of all debts, liabilities and obligations of Augusta under this Agreement; and

(iv) cause each of the RCC Entities to grant, as security for the RCC Guarantees, to and in favour of Augusta Barbados, first ranking charges and security interests, subject only to Prior Ranking Permitted Encumbrances, in, to and over all present and after-acquired property of the RCC Entities (collectively, the "**RCC Collateral**"), including the Mining Properties, the Mineral Processing Facility, the Gold and Silver Collateral, the Material Contracts and other Project Assets, pursuant to one or more agreements (collectively, the "**RCC Security Agreements**"), in form and substance satisfactory to Silver Wheaton Caymans, acting reasonably;

(v) cause each Affiliate of Augusta, Augusta Barbados or the RCC Entities to whom any debt, liability or obligation is owed by any Augusta Entity to execute and deliver a written assignment and postponement of claims (the "**Assignment, Subordination and Postponement of Claims**"), in favour of and in form and substance satisfactory to Silver Wheaton Caymans, acting reasonably, that assigns, subordinates and postpones such debts, liabilities and obligations to the payment in full of all debts, liabilities and obligations of any Augusta Entity to Silver Wheaton Caymans.

(c) Augusta and Augusta Barbados shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as Silver Wheaton Caymans may from time to time reasonably require to obtain, perfect and maintain first ranking prior perfected charges and security interests in, to and over all of the Collateral, subject only to Prior Ranking Permitted Encumbrances.

(d) If, after the Security Documents have been executed and delivered to Silver Wheaton Caymans, any Augusta Entity wishes to grant a charge or security interest in, to or over any Collateral to any Project Lenders as security for the payment or performance of any Project Financing in excess of $100,000,000, Silver Wheaton Caymans agrees to enter into an inter-creditor agreement with the Project Lenders (such agreement to be negotiated in good faith) at the cost and expense of Augusta Barbados, to, among other things: (i) grant the Silver Wheaton Caymans Security in, to and upon the Gold and Silver Collateral (whether held directly or indirectly through the RCC Security Agreements) priority over all charges and security interests at any time held by or for the benefit of the Project Lenders in, to and upon Gold and Silver Collateral; (ii) grant the charges and security interests at any time held by or for the benefit of the Project Lenders in, to and upon any Collateral other than the Gold and Silver Collateral priority over all Silver Wheaton Caymans Security in, to and upon such other Collateral; (iii) establish a repayment schedule for the repayment of the uncredited balance of the Deposit to Silver Wheaton Caymans if Completion has not occurred prior to the Outside Completion Date; (iv) establish the process by which any realization by Silver Wheaton Caymans upon an Event of Default may occur; and (v) establish the process, parameters and assumption upon which the value of the Gold and Silver Collateral will be determined upon any

sale or other disposition of all or any Collateral (which will, in principle, be that percentage of the proceeds of disposition of such Collateral excluding Collateral that primarily relates to any particular Mineral, equal to the percentage of the value that silver and gold represent to the value of all Minerals in the Mining Properties, as determined in accordance with the process, parameters and assumptions agreed to between Silver Wheaton Caymans and the Project Lenders).

(e) Augusta and Augusta Barbados shall ensure that each Material Contract shall not contain any term or condition that prohibits or limits the assignment of each such Material Contract to Augusta Barbados or its successors.

(f) If no Event of Default (or an event which with notice or lapse of time or both would become a default) has occurred for the continuous six month period immediately preceding the Deposit Reduction Date, or if no Event of Default (or an event which with notice or lapse of time or both would become a default) has occurred for a continuous six month period following the Deposit Reduction Date, then Silver Wheaton Caymans shall terminate and discharge the Silver Wheaton Caymans Security in all Collateral as promptly as reasonably possible, other than as may be necessary to maintain a charge and security interest in, to and over the Gold and Silver Collateral.

(g) The RCC Security Agreements shall contain a covenant from the RCC Entities to and in favour of Augusta Barbados whereby the RCC Entities shall agree to perform the covenants contained in Sections 5(b), 5(f), 8(a), 8(b), 10, 11, 12, 13(a), 14(b), 15(a), 15(c), 18(c) and 18(i) that Augusta and Augusta Barbados are required to cause the RCC Entities to perform or that otherwise relate to the RCC Entities.

(h) Within five Business Days of an Affiliate of Augusta acquiring, directly or indirectly, an equity or other ownership interest in an RCC Entity (a "**Future Owner**"), such Future Owner shall be deemed to be a Guarantor hereunder, and Augusta and Augusta Barbados shall cause: (i) such Future Owner to execute and deliver a Guarantee and the Guarantor Security Agreements as contemplated by Sections 18(b)(i) and 18(b)(ii); (ii) such Future Owner to make all such registrations, filings and recordings, and do all such other acts and things as may be necessary or advisable, to create, perfect or preserve first ranking charges and security interests in, to and over the Collateral of such Future Owner, subject to Prior Ranking Permitted Encumbrances; and (iii) an opinion of legal counsel to the Future Owner, in form and substance satisfactory to Silver Wheaton Caymans, acting reasonably, to be delivered to Silver Wheaton Caymans, in respect of the agreement to be executed and delivered by the Future Owner pursuant to this Section 18(h).

(i) Prior to any debt, liability or obligation being entered into, assumed or otherwise created by any Augusta Entity in favour of any Affiliate of Augusta, Augusta Barbados or an RCC Entity, Augusta and Augusta Barbados shall cause such Affiliate to execute and deliver all such documents as Silver Wheaton Caymans may reasonably require to make such Affiliate a party to the Assignment, Subordination and Postponement of Claims.

(j) Augusta and Augusta Barbados shall not, and shall cause each of the Augusta Entities to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any Security Document.

19. Additional Payment Terms; Dispute Resolution

(a) All payments of funds due by one Party to another under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

(b) Any payment or gold or silver delivery not made by a Party on or by any applicable payment or delivery date referred to in this Agreement shall incur interest from the due date until such payment or delivery is paid or made in full at a per annum rate equal to Prime plus 6% per annum, calculated and compounded monthly in arrears. Any dollar amount or Refined Gold or Refined Silver owing by a Party to any other Party under this Agreement may be set off against any dollar amount or Refined Gold or Refined Silver owed to such Party by the other Party. Any amount of Refined Gold not delivered by a Party when due, or set off and withheld against any non-payment by a Party, shall be valued at the Gold Market Price as of the first trading day that such amount of Refined Gold became deliverable. Any amount of Refined Silver not delivered by a Party when due, or set off and withheld against any non-payment by a Party, shall be valued at the Silver Market Price as of the first trading day that such amount of Refined Silver became deliverable.

(c) Any matter in this Agreement in dispute between the Parties which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of notice by either Party of such dispute), including the determination of the scope or applicability of this Agreement to arbitrate, shall be referred to binding arbitration. Such referral to binding arbitration shall be to a qualified single arbitrator pursuant to the Arbitration Rules, as may be amended from time to time, which rules shall govern such arbitration proceeding except to the extent modified by the rules for arbitration set out in Schedule "E". The determination of such arbitrator shall be final and binding upon the Parties and the costs of such arbitration shall be as determined by the arbitrator. Judgment on the award may be entered in any court having jurisdiction. This Section 19(c) shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

20. Taxes

(a) All deliveries of Refined Gold and Refined Silver and all payments hereunder by Augusta or Augusta Barbados shall be made without any deduction, withholding, charge or levy for or on account of any Taxes, all of which shall be for the account of Augusta Barbados. If any such Taxes are so required to be deducted, withheld, charged or levied by Augusta Barbados or any of its Affiliates, Augusta Barbados shall pay to Silver Wheaton Caymans, in addition to such delivery, such additional delivery or payment as is necessary to ensure that the net amount received by Silver Wheaton Caymans (free and clear and net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount Silver Wheaton Caymans would have received had no such deduction, withholding, charge or levy been required. Any payment or delivery by Augusta Barbados to Silver Wheaton Caymans under this Section 20(a) shall not reduce the amount of the uncredited Deposit.

(b) **CERTAIN TAX INFORMATION HAS BEEN REDACTED**

(c) **CERTAIN TAX INFORMATION HAS BEEN REDACTED**

(d) Silver Wheaton Caymans shall be entitled to control and assume the defence of any demand, action, suit, proceeding, claim, assessment, judgment or settlement or compromise which may give rise to a right to indemnification under Section 20(c) (a "**Claim**"), other than any Claim to which Silver Wheaton or Silver Wheaton Caymans is not a party, assisted by counsel of its own choosing, the cost of which shall form part of the Loss. Augusta and Augusta Barbados shall have the right to participate in any Claim, including receiving within five Business Days of receipt by Silver Wheaton or Silver Wheaton Caymans, copies of all notices and correspondence pertaining thereto and attending meetings in respect thereof, and may retain their own counsel at their own expense. Augusta and Augusta Barbados shall comply with all requests for any information and assistance from Silver Wheaton Caymans (including personal attendance by employees or officers at any administrative procedure, discovery, deposition or court proceeding) so that Silver Wheaton Caymans can contest any Claim. The Parties shall at all times use all reasonable efforts to co-operate in good faith with each other with respect to the defence of any Claim.

(e) Silver Wheaton Caymans shall not make any admission of liability or settle or compromise any Claim or consent to the entry of any judgment with respect to any Claim without the prior written consent of Augusta, such consent not to be unreasonably withheld or delayed.

(f) Any indemnity payment required to be made by Augusta and Augusta Barbados under Section 20(c) shall become payable within ten Business Days of delivery by Silver Wheaton Caymans to Augusta and Augusta Barbados of notice of a Loss incurred by Silver Wheaton and/or Silver Wheaton Caymans. Interest shall accrue on the amount of any such indemnify payment if it is not paid within such 10 Business Days.

(g) Any indemnity payment required to be made by Augusta and Augusta Barbados under Section 20(c), and any Taxes required to be paid by Augusta or Augusta Barbados under Section 20(a), shall be reduced by the amount of any tax benefit realized by Silver Wheaton or Silver Wheaton Caymans in Canada as a result of any Taxes in respect of which Silver Wheaton or Silver Wheaton Caymans is indemnified by Augusta or Augusta Barbados pursuant to this Section 20.

(h) The rights of indemnity in favour Silver Wheaton and Silver Wheaton Caymans under Section 20(c), and all rights of Silver Wheaton Caymans under Section 20(a), shall not terminate or be limited, restricted or impaired in any manner whatsoever due to any breach by Silver Wheaton or Silver Wheaton Caymans of their respective obligations under this Agreement, except to the extent that the liability of Augusta or Augusta Barbados is increased or either of them loses the availability of any defence as a result of any such breach.

(i) This Section 20 shall survive the expiry or termination of this Agreement

21. Guarantees and Indemnities

(a) Augusta:

(i) hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be

observed or performed by Augusta Barbados pursuant to this Agreement and shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Augusta Barbados. The foregoing agreement of Augusta is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part;

(ii) shall indemnify and save Silver Wheaton Caymans and its directors, officers, employees, agents and Affiliates harmless from and against any and all Losses suffered or incurred by any of the foregoing persons that arise out of or relate to any failure of Augusta to timely and fully perform or cause to be performed all of the terms, covenants, conditions and provisions to be observed or performed by Augusta Barbados pursuant to this Agreement; and

(iii) shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity assumes all the obligations of Augusta under this Agreement.

(b) Until Silver Wheaton Caymans has paid the Deposit in full to Augusta Barbados in accordance with the terms hereof, Silver Wheaton:

(i) hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Silver Wheaton Caymans pursuant to this Agreement and shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Silver Wheaton Caymans. The foregoing agreement of Silver Wheaton is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part;

(ii) shall save Augusta Barbados and its directors, officers, employees, agents and Affiliates harmless from and against any and all Losses suffered or incurred by any of the foregoing persons that arise out of or relate to any failure of Silver Wheaton Caymans to timely and fully perform or cause to be performed all of the terms, covenants, conditions and provisions to be observed or performed by it pursuant to this Agreement; and

(iii) shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity assumes all the obligations of Silver Wheaton.

(c) The provisions of this Section 21 shall survive any expiry or termination of this Agreement with respect to all of the terms, covenants, conditions and provisions to be observed or performed pursuant to this Agreement up to and including the date of expiry or termination.

(d) The obligations of Augusta under this Section 21 are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and Augusta hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(i) any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any obligations of Augusta Barbados guaranteed pursuant to this Section 21 (collectively, the "**Augusta Barbados Guaranteed Obligations**");

(ii) any modification or amendment of or supplement to the Augusta Barbados Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder;

(iii) any release, non-perfection or invalidity of any direct or indirect security for any Augusta Barbados Guaranteed Obligations, including the security granted under the Augusta Security Agreements;

(iv) any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting Augusta Barbados, any Augusta Guarantor or any other person or their property;

(v) the existence of any claim, set-off or other rights which Augusta may have at any time against Augusta Barbados, any Augusta Guarantor, Silver Wheaton Caymans, Silver Wheaton or any other person;

(vi) any invalidity, illegality or unenforceability relating to or against Augusta Barbados or any provision of applicable law or regulation purporting to prohibit the payment by Augusta Barbados of any amount in respect of the Augusta Barbados Guaranteed Obligations;

(vii) any limitation, postponement, prohibition, subordination or other restriction on the rights of Silver Wheaton Caymans to payment or performance of the Augusta Barbados Guaranteed Obligations (except for any postponements contemplated by this Agreement);

(viii) any release, substitution or addition of any co-signer, endorser or other guarantor, including the Augusta Guarantors, of the Augusta Barbados Guaranteed Obligations;

(ix) any defence arising by reason of any failure of Silver Wheaton Caymans to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any Augusta Barbados Guaranteed Obligations or the existence, creation or incurring of new or additional Augusta Barbados Guaranteed Obligations;

(x) any defence arising by reason of any failure of Silver Wheaton Caymans to proceed against Augusta Barbados, any Augusta Guarantor or any other person, to proceed against, apply or exhaust any security held from Augusta, any Augusta Affiliate or any other person for the Augusta Barbados Guaranteed Obligations, or to pursue any other remedy in the power of Silver Wheaton Caymans whatsoever;

(xi) any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor's obligation in proportion to the principal obligation;

(xii) any defence arising by reason of any incapacity, lack of authority, or other defence of Augusta Barbados, any Augusta Guarantor or any other person, or by reason of any limitation, postponement, prohibition on Silver Wheaton Caymans' right to payment or performance of any Augusta Barbados Guaranteed Obligations, or by reason of the cessation from any cause whatsoever of the liability of Augusta Barbados, any Augusta Guarantor or any other person in respect of any Augusta Barbados Guaranteed Obligations, or by reason

of any act or omission of Silver Wheaton Caymans or others which directly or indirectly results in the discharge or release of Augusta Barbados, any Augusta Guarantor or any other person or all or any part of the Augusta Barbados Guaranteed Obligations or any security or guarantee therefor, including the Guarantees and the Augusta Security Agreements, whether by contract, operation of law or otherwise;

(xiii) any defence arising by reason of any failure by Silver Wheaton Caymans to obtain, perfect or maintain a perfected or prior (or any) security interest in or lien or encumbrance upon any property of Augusta Barbados or any other person, or by reason of any interest of Silver Wheaton Caymans in any property, whether as owner thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by Silver Wheaton Caymans of any right to recourse or collateral;

(xiv) any defence arising by reason of the failure of Silver Wheaton Caymans to marshal any property;

(xv) any defence based upon any failure of Silver Wheaton Caymans to give to Augusta, Augusta Barbados or any Augusta Guarantor notice of any sale or other disposition of any property securing any Augusta Barbados Guaranteed Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of Silver Wheaton Caymans to comply with any applicable law in enforcing any security interest in or lien upon any such property, including any failure by Silver Wheaton Caymans to dispose of any such property in a commercially reasonable manner;

(xvi) any dealing whatsoever with Augusta Barbados, any Augusta Guarantor or any other person or any security, whether negligently or not, or any failure to do so;

(xvii) any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against Augusta Barbados, any Augusta Guarantor or any other person, including any discharge of, or bar against collecting, any Augusta Barbados Guaranteed Obligations, in or as a result of any such proceeding; or

(xviii) any other act or omission to act or delay of any kind by Augusta Barbados, Silver Wheaton Caymans, or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this paragraph (d), constitute a legal or equitable discharge, limitation or reduction of the obligations of Augusta hereunder (other than the payment or performance in full of all of the Augusta Barbados Guaranteed Obligations). The foregoing provisions of this paragraph (d) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by Silver Wheaton Caymans is to destroy or diminish any subrogation rights of Augusta or any rights of Augusta to proceed against Augusta Barbados for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of Augusta.

(e) Silver Wheaton Caymans shall not be bound to exhaust its recourse against Augusta Barbados, any Augusta Guarantor or any other persons or to realize on any securities it may hold in respect of the Augusta Barbados Guaranteed Obligations before being entitled to payment or performance from Augusta under this Section 21 and Augusta hereby renounces all benefits of discussion and division.

(f) Until Silver Wheaton Caymans has paid the Deposit in full to Augusta Barbados (in which case Silver Wheaton's obligations under this Section 21 shall immediately terminate), the obligations of Silver Wheaton under this Section 21 are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and Silver Wheaton hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(i) any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any obligations of Silver Wheaton Caymans guaranteed pursuant to this Section 21 (collectively, the "**Silver Wheaton Caymans Guaranteed Obligations**");

(ii) any modification or amendment of or supplement to the Silver Wheaton Caymans Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder;

(iii) any release, non-perfection or invalidity of any direct or indirect security for any Silver Wheaton Caymans Guaranteed Obligations;

(iv) any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting Silver Wheaton Caymans or any other person or their property;

(v) the existence of any claim, set-off or other rights which Silver Wheaton may have at any time against Silver Wheaton Caymans, Augusta or Augusta Barbados or any other person;

(vi) any invalidity, illegality or unenforceability relating to or against Silver Wheaton Caymans or any provision of applicable law or regulation purporting to prohibit the payment by Silver Wheaton Caymans of any amount in respect of the Silver Wheaton Caymans Guaranteed Obligations;

(vii) any limitation, postponement, prohibition, subordination or other restriction on the rights of Augusta Barbados to payment of the Silver Wheaton Caymans Guaranteed Obligations (except for any postponements contemplated by this Agreement);

(viii) any release, substitution or addition of any co-signer, endorser or other guarantor of the Silver Wheaton Caymans Guaranteed Obligations;

(ix) any defence arising by reason of any failure of Augusta Barbados to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any Silver Wheaton Caymans Guaranteed Obligations or the existence, creation or incurring of new or additional Silver Wheaton Caymans Guaranteed Obligations;

(x) any defence arising by reason of any failure of Augusta Barbados to proceed against Silver Wheaton Caymans or any other person, to proceed against, apply or exhaust any security held for the Silver Wheaton Caymans Guaranteed Obligations, or to pursue any other remedy in the power of Augusta Barbados whatsoever;

(xi) any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor's obligation in proportion to the principal obligation;

(xii) any defence arising by reason of any incapacity, lack of authority, or other defence of Silver Wheaton Caymans or any other person, or by reason of any limitation, postponement, prohibition on Augusta Barbados' right to payment of any Silver Wheaton Caymans Guaranteed Obligations, or by reason of the cessation from any cause whatsoever of the liability of Silver Wheaton Caymans or any other person in respect of any Silver Wheaton Caymans Guaranteed Obligations, or by reason of any act or omission of Augusta Barbados or others which directly or indirectly results in the discharge or release of Silver Wheaton Caymans or any other person or all or any part of the Silver Wheaton Caymans Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(xiii) any defence arising by reason of any failure by Augusta Barbados to obtain, perfect or maintain a perfected or prior (or any) security interest in or lien or encumbrance upon any property of Silver Wheaton Caymans or any other person, or by reason of any interest of Augusta Barbados in any property, whether as owner thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by Augusta Barbados of any right to recourse or collateral;

(xiv) any defence arising by reason of the failure of Augusta Barbados to marshal any property;

(xv) any defence based upon any failure of Augusta Barbados to give to Silver Wheaton Caymans or Silver Wheaton notice of any sale or other disposition of any property securing any Silver Wheaton Caymans Guaranteed Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of Augusta Barbados to comply with any applicable law in enforcing any security interest in or lien upon any such property, including any failure by Augusta Barbados to dispose of any such property in a commercially reasonable manner;

(xvi) any dealing whatsoever with Silver Wheaton Caymans or any other person or any security, whether negligently or not, or any failure to do so;

(xvii) any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against Silver Wheaton Caymans or any other person, including any discharge of, or bar against collecting, any Silver Wheaton Caymans Guaranteed Obligations, in or as a result of any such proceeding; or

(xviii) any other act or omission to act or delay of any kind by Silver Wheaton Caymans, Augusta, Augusta Barbados or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this paragraph (f), constitute a legal or equitable discharge, limitation or reduction of the obligations of Silver Wheaton hereunder (other than the payment or performance in full of all of the Silver Wheaton Caymans Guaranteed Obligations). The foregoing provisions of this paragraph (f) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by Augusta Barbados is to destroy or diminish any subrogation rights of Silver Wheaton or any rights of Silver Wheaton to proceed against Silver Wheaton Caymans for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of Silver Wheaton.

(g) Augusta Barbados shall not be bound to exhaust its recourse against Silver Wheaton Caymans or any other persons or to realize on any securities it may hold in respect of the Silver Wheaton Caymans

Guaranteed Obligations before being entitled to payment or performance from Silver Wheaton under this Section 21 and Silver Wheaton hereby renounces all benefits of discussion and division.

22. Representations, Warranties and Indemnities

(a) Each of Augusta and Augusta Barbados, acknowledging that Silver Wheaton Caymans is entering into this Agreement in reliance thereon, hereby jointly and severally represents and warrants to Silver Wheaton Caymans as follows:

(i) Each of Augusta and Augusta Barbados is a company duly incorporated and validly existing under the laws of its incorporating jurisdiction and is up to date in respect of all filings required by law;

(ii) All requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors' approval, with respect to entering into this Agreement and performing its obligations hereunder;

(iii) It has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(iv) This Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not:

(1) conflict with any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets,

(2) conflict with its constating or constitutive documents, or

(3) conflict with or violate any applicable law;

(v) No regulatory or third party consents or approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(vi) This Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of the Party, enforceable against it in accordance with its terms;

(vii) No RCC Entity or any Augusta Guarantor, has made an assignment for the benefit of creditors or is the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of its or any RCC Entity's assets or business and neither its nor any RCC Entity's corporate existence has been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing;

(viii) Other than pursuant to this Agreement and item (v) of the definition of Permitted Encumbrances, no person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the gold or silver produced from the Mining Properties;

(ix) Each RCC Entity has all necessary corporate power to be the registered or recorded holder of the Mining Properties and is in compliance with all applicable laws, licences, registrations, permits, consents and qualifications to which its respective Mining Properties are subject;

(x) Each RCC Entity is the registered or recorded owner of a 100% legal and beneficial right, title and interest in and to its respective Mining Properties, free and clear of all Encumbrances, other than the Permitted Encumbrances, and the location notices for the unpatented properties portion of the Mining Properties have been properly placed of record with the Bureau of Land Management and the Recorder's Office in Arizona having jurisdiction;

(xi) Other than the Permitted Encumbrances, no Encumbrances have been registered or recorded directly against title to the Mining Properties. Each RCC Entity has complied with all material obligations in respect of its respective Mining Properties under all applicable laws. Each RCC Entity has paid all amounts required to keep the unpatented properties portion of its respective Mining Properties in good standing with the Bureau of Land Management. Each RCC Entity has paid all taxes and assessments due and payable in Arizona, as to the patented properties portion of its respective Mining Properties;

(xii) The Mining Properties constitute all of the patented fee simple, patented leasehold, patented mineral rights and unpatented properties used or to be used in connection with the Project;

(xiii) The map of the Mining Properties attached hereto as Schedule "F" depicts the location of the Mining Properties with reasonable accuracy;

(xiv) Title to the Mining Properties is not subject to any adverse claim, including claims of aboriginal title, and neither Augusta, any RCC Entity nor any other Affiliate of Augusta has received notice of any such actual or potential claim;

(xv) The RCC Entities are the owner of a 100% legal and beneficial right, title and interest in and to all of the Project Assets;

(xvi) The corporate structure and organization chart of Augusta attached hereto as Schedule "G" accurately reflects, as of the Effective Date, the direct and indirect equity ownership interest of Augusta in the Augusta Entities.

(xvii) All material licences, permits, approvals, authorizations, rights (including surface and access rights), privileges, concessions or franchises necessary for the construction and development of the Rosemont Mine as contemplated by the Feasibility Study and the Development Plan have either been obtained and received by the RCC Entities and continue to be in place without challenge or appeal, to the extent reasonably considered necessary or appropriate given the current stage of development and construction of the Rosemont Mine, or are expected to be obtained in the ordinary course of business by the time they are necessary;

(xviii) Other than in respect of the Permitted Encumbrances, no person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Produced Gold or Produced Silver;

(xix) Silver Wheaton Caymans has been provided true and complete copies of all Material Contracts. There are not current or pending negotiations with respect to the renewal termination or amendment of any Material Contracts. All Material Contracts are in full force and effect and each Augusta Entity that is a party to a Material Contract is entitled to all rights and benefits thereunder and has not waived any such rights. Each Augusta Entity that

is a party to a Material Contract is not in breach of or default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a breach of or default under, any Material Contract;

(xx) Neither Augusta nor any RCC Entity has received any notice of any expropriation proceeding or decision to expropriate all or any part of the Mining Properties, nor do Augusta or any RCC Entity have knowledge of any expropriation proceeding pending or threatened against or affecting all or any part of the Mining Properties nor of any discussions or negotiations which could lead to any such expropriation proceeding;

(xxi) Augusta and its Affiliates have made available to Silver Wheaton Caymans all material information in their control or possession relating to the mineralization or potential mineralization of the Mining Properties;

(xxii) There are no outstanding, pending or, to the knowledge of Augusta or Augusta Barbados, threatened, actions, suits, proceedings, investigations or claims affecting in any respect the Project, the right or ability of the RCC Entities to conduct their business in all material respects as it has been carried on prior to the date hereof or as they intend to carry on business in accordance with the Development Plan, or the ability of any Augusta Entity to perform its obligations under this Agreement or any Security Document. For greater certainty, the ASARCO Litigation has been dismissed and ASARCO is no longer seeking to have the purchase of the Mining Properties by the RCC Entities voided and title to same vested in ASARCO LLC; and

(xxiii) Each of Augusta, Augusta Barbados, each Augusta Guarantor and each RCC Entity are Affiliates of one another.

(b) Where any representation or warranty contained in this Agreement is expressly qualified by reference to the "knowledge" of Augusta and Augusta Barbados, it shall be deemed to refer to the actual knowledge of the CEO and CFO of Augusta and the knowledge that such persons would have if they made due enquiry that was reasonable at the relevant time.

(c) Silver Wheaton Caymans and Silver Wheaton, acknowledging that Augusta and Augusta Barbados are entering into this Agreement in reliance thereon, hereby jointly and severally represent and warrant to Augusta and Augusta Barbados as follows:

(i) Each is a company duly incorporated and validly existing under the laws of its incorporating jurisdiction and is up to date in respect of all filings required by law;

(ii) All requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors' approval, with respect to entering into this Agreement and performing its obligations hereunder;

(iii) It has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(iv) This Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not:

(1) conflict with any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets,

(2) conflict with its constating or constitutive documents, or

(3) conflict with or violate any applicable law;

(v) No regulatory or third party consents or approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(vi) This Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of the Party, enforceable against it in accordance with its terms; and

(vii) It has not made an assignment for the benefit of creditors or is the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of its assets or business and its corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(d) Augusta and Augusta Barbados agree to jointly and severally indemnify and save harmless Silver Wheaton Caymans and Silver Wheaton and their respective directors, officers, employees, Affiliates and agents from and against any and all Losses suffered or incurred by any of the foregoing persons in connection with:

(i) any inaccuracy in or default or breach of any representation or warranty of Augusta or Augusta Barbados contained in this Agreement,

(ii) any breach or non-performance by Augusta or Augusta Barbados of any covenant to be performed by it pursuant to this Agreement.

(iii) any inaccuracy in or default or breach of any representation or warranty of any Augusta Entity contained in any Guarantee, Augusta Security Agreement or Rosemont Security Agreement; or

(iv) any breach or non-performance by any Augusta Entity of any covenant to be performed by it pursuant to any Security Documents.

This Section 22(d) shall survive the termination of this Agreement.

(e) Silver Wheaton Caymans and Silver Wheaton agree to jointly and severally indemnify and save harmless Augusta and Augusta Barbados and their respective directors, officers, employees, Affiliates and agents from and against any and all Losses suffered or incurred by any of the foregoing persons in connection with:

(i) any inaccuracy in or default or breach of any representation or warranty of Silver Wheaton Caymans or Silver Wheaton contained in this Agreement,

(ii) any breach or non-performance by Silver Wheaton Caymans, Silver Wheaton or any permitted assignee of any covenant to be performed by it pursuant to this Agreement.

This Section 22(e) shall survive the termination of this Agreement.

23. Events of Default and Remedies

(a) Each of the following events or circumstances constitutes an event of default by Augusta Barbados (each, an "**Event of Default**"):

(i) Augusta Barbados fails to sell and deliver Refined Gold or Refined Silver to Silver Wheaton Caymans on the terms and conditions set forth in this Agreement within 10 Business Days of receipt of notice from Silver Wheaton Caymans notifying Augusta Barbados of such default;

(ii) Augusta is in breach or default of any of its covenants or obligations set forth in Section 21;

(iii) Augusta Barbados or Augusta is in breach or default of any of its covenants or obligations set forth in this Agreement in any material respect (other than a breach or default of the covenants and obligations referenced in Sections 23(a)(i) and (ii) above), and such breach or default is not remedied within the Cure Period;

(iv) any of the representations or warranties given by Augusta or Augusta Barbados is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within the Cure Period;

(v) any Augusta Entity is in breach or default of any of its covenants or obligations set forth in any Security Agreement in any material respect, and such breach or default is not remedied within the Cure Period;

(vi) any of the representations or warranties given by any Augusta Entity in any Security Agreement is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within the Cure Period;

(vii) Any RCC Entity does not observe and perform any covenant or obligation that Augusta and Augusta Barbados are required to cause the RCC Entities to observe or perform under this Agreement or that otherwise relates to the RCC Entities, in any material respect, and such non-observance or non-performance is not remedied within the Cure Period;

(viii) Augusta or any of its Affiliates has publicly announced that the development and/or construction of the Rosemont Mine has been delayed or suspended such that there is no reasonable prospect that Completion will occur by the Outside Completion Date;

(ix) upon the occurrence of a Lender Event;

(x) the Silver Wheaton Caymans Security shall not constitute first prior ranking charges and security interests in, to and upon the Collateral, subject only to Prior Ranking Permitted Encumbrances; and

(xi) upon the occurrence of an Insolvency Event affecting Augusta Barbados, any RCC Entity or Augusta; provided that any action under any bankruptcy or insolvency law which is frivolous or vexatious, which is contested by the Party made subject to an Insolvency Event in good faith and which is discharged or dismissed within 60 days from commencement, shall not constitute an Insolvency Event for the purpose of this section.

(b) If an Event of Default occurs and is continuing, Silver Wheaton Caymans shall have the right, upon written notice to Augusta Barbados, at its option and in addition to and not in substitution for any other remedies available at law or equity, to terminate this Agreement and demand: (i) repayment of the amount of the Deposit advanced (if the Deposit has not been fully advanced) or the uncredited

balance of the Deposit, if any (if the Deposit has been fully advanced), calculated under Sections 7(j)(i) and 7(k)(i), at the time of the occurrence of such Event of Default; (ii) all amounts owing by Augusta Barbados to Silver Wheaton Caymans pursuant to this Agreement, including pursuant to Sections 20(a) and 22(d); and (iii) any and all damages or losses resulting or arising from the occurrence of such Event of Default, including a net present value calculation of the Refined Gold and Refined Silver that would have been delivered by Augusta Barbados to Silver Wheaton Caymans hereunder but for the occurrence of such Event of Default. The net present value calculation of Refined Gold and Refined Silver shall be based on reasonable assumptions and forecasts with respect to the economic feasibility of mining, the applicable discount rates to use, the applicable metal prices to use, and the reasonably expected Produced Silver and Produced Gold that would have been delivered to Silver Wheaton Caymans hereunder but for the occurrence of such Event of Default (based on, among other factors, the Reserves and Resources, inferred resources and potential exploration success, the expected throughput through the Mineral Processing Facility and expected metal recoveries). Upon demand from Silver Wheaton Caymans, which demand shall include a calculation of the foregoing amounts, damages and losses, Augusta Barbados shall promptly pay all such amounts, losses and damages to Silver Wheaton Caymans. For greater certainty, if Augusta Barbados is required to pay such amounts, losses or damages under this Section 23(b), then the provisions of Section 9(d) requiring the payment of the uncredited balance of the Deposit will no longer be applicable, and upon payment under this Section 23(b) to Silver Wheaton Caymans, the obligation of Augusta Barbados to sell Refined Gold and Refined Silver to Silver Wheaton Caymans, as set out in Section 3, will no longer be applicable.

24. General Provisions

(a) In the event that a new tax law is enacted, or there shall occur any revision in, implementation of, amendment to or interpretation of any tax law, in each case that has an adverse effect on any of the Parties or any of their Affiliates in respect of the transactions contemplated by this Agreement, then Augusta and Augusta Barbados on the one hand, and Silver Wheaton Caymans and Silver Wheaton on the other hand, agree that they shall negotiate in good faith with each other to amend this Agreement so that the other Parties or their Affiliates are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse impact on Augusta Barbados or its Affiliates on the one hand, and Silver Wheaton Caymans or its Affiliates on the other hand.

(b) Each of the Parties agrees that it will comply with the *Corruption of Foreign Public Officials Act* (Canada) in connection with its dealings relating to this Agreement and the Project.

(c) Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

(d) Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between Silver Wheaton Caymans or Silver Wheaton and Augusta and/or Augusta Barbados.

(e) This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement. Subject to Section 19(c) hereof:

(i) The courts of British Columbia have jurisdiction to hear any dispute arising out of or in connection with this Agreement; and

(ii) The Parties agree that the courts of British Columbia are the most appropriate and convenient courts to hear any such dispute.

(f) Time is of the essence in the performance of the Parties' respective obligations under this Agreement.

(g) If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion. It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

(h) Any notice or other communication (in each case, a "notice") required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

(i) If to Augusta Barbados to:

PO Box 5046 Warrens
St. Michael, BB 28000
Barbados, W.I.

Attention: Tricia Nurse
Fax: 246-425-1133

with a copy to:

Suite 400, 837 West Hastings Street
Vancouver, British Columbia
Canada V6C 3N6

Attention: Chief Financial Officer
Fax: 604-687-1715

(ii) If to Augusta to:

Suite 400, 837 West Hastings Street
Vancouver, British Columbia
Canada V6C 3N6

Attention: Chief Financial Officer
Fax: 604-687-1715

And to

4500 Cherry Creek South Drive, Suite 1040,
Denver, CO 80246

Attention: Chief Financial Officer
Fax: 303-300-0135

(iii) If to Silver Wheaton Caymans, to:

1st Floor, Cayman Corporate Centre
27 Hospital Road, P.O. Box 1793 GT
Georgetown, Grand Cayman
Cayman Island

Attention: Director or Secretary
Fax No.: 345-946-7604

with a copy to:

Silver Wheaton Corp.

Park Place
Suite 3150, 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: Vice President, Legal
Fax: 604-684-3123

(iv) If to Silver Wheaton, to:

Silver Wheaton Corp.

Park Place
Suite 3150, 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: Vice President, Legal
Fax: 604-684-3123

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(i) The schedules which are attached to this Agreement are incorporated into this Agreement by reference and are deemed to form an integral part hereof.

(j) The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and co-ordinate, any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement and no Party or its Affiliates shall act in this regard without the prior approval of the other Party, such approval not to be unreasonably withheld or delayed, unless such disclosure is required to meet timely disclosure obligations of any Party or its Affiliates under applicable laws or stock exchange rules in circumstances where prior consultation with the other Party is not practicable, and to the extent reasonably practicable, a copy of such disclosure is provided to the other Party at such time as it is made publicly available.

(k) Any reference in this Agreement to a statute or a regulation or rule promulgated under a statute or to any provision contained therein shall be a reference to the statute, regulation, rule or provision as may be amended, restated, re-enacted or replaced from time to time.

(l) This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties. The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of any Party to enforce each and every provision. No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(m) The Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

(n) This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

(o) This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

(p) This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto.

(q) Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

(r) This Agreement shall endure to the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF the Parties have executed this Precious Metals Purchase Agreement as of the date first above written.

AUGUSTA RESOURCE (BARBADOS) SRL

Per: *"Gil Clausen"*
Name: Gil Clausen
Title: Manager

Per: *"N.R. Reddy"*
Name: Raghunath N. Reddy
Title: Officer

AUGUSTA RESOURCE CORPORATION

Per: *"Gil Clausen"*
Name: Gil Clausen
Title: President and CEO

Per: *"N.R. Reddy"*
Name: Raghunath N. Reddy
Title: Sr. VP and CFO

SILVER WHEATON (CAYMANS) LTD.

Per: *"Juan Jose Granados"*
Name: Juan Jose Granados
Title: Director

Per: *"Brad Carpenter"*
Name: Brad Carpenter
Title: Treasurer

SILVER WHEATON CORP.

Per: *"Peter Barnes"*
Name: Peter Barnes
Title: CEO

Per: *"Randy Smallwood"*
Name: Randy Smallwood
Title: President

This is Schedule "A" to the Precious Metals Purchase Agreement among Augusta Resource (Barbados) SRL, Silver Wheaton (Caymans) Ltd., Silver Wheaton Corp. and Augusta Resource Corporation dated February 10, 2010

Mining Properties

1. Patented Mining Claims

PARCEL	TAX PAYER	ADDRESS	DESCRIPTION	PARCEL USE	USE DEFINITION	TOTAL FCV	2009 TAX DUE
30363013D	DAWSON PROPERTIES LLC	17210 S ALVERNON WAY	N292' S723.30' W447.53' E487.53' E2 NE4 3 AC SEC 21-17-14	0004	VACANT UNDETERMINED RURAL NON-SUBDIVID	$66,000	$1,006.77
30363013C	DAWSON PROPERTIES LLC	17250 S ALVERNON WAY	S723.30' E2 NE4 EXC N292' E487.53' & EXC RDS 16.93 AC SEC 21-17-14	0004	VACANT UNDETERMINED RURAL NON-SUBDIVID	$253,950	$3,873.87
30365003F	WILMOT JUNCTION LLC	PO BOX 35130	E165' SW4 SE4 & SE4 SE4 EXC 720' THEREOF 23.18 AC SEC 24-17-14	0014	VACANT RESIDENTIAL RURAL NON-SUBDIVIDED	$37,088	$686.53
30365003E	WILMOT JUNCTION LLC	PO BOX 35130	E720' SE4 SE4 EXC N60' THEREOF 20.91 AC SEC 24-17-14	0014	VACANT RESIDENTIAL RURAL NON-SUBDIVIDED	$33,456	$619.34
30365003C	WILMOT JUNCTION LLC	PO BOX 35130	E2 SW4 SE4 EXC E165' M/L 15.00 AC SEC 24-17-14	0014	VACANT RESIDENTIAL RURAL NON-SUBDIVIDED	$24,000	$444.29
30365004A	WILMOT JUNCTION LLC	PO BOX 35130	E2 NE4 SE4 & N60' E2 SE4 SE4 20.91 AC SEC 24-17-14	0014	VACANT RESIDENTIAL RURAL NON-SUBDIVIDED	$33,456	$619.34
305540020	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BLACK BESS 13.54 AC SEC 13-18-15	4710	RANCH PROPERTY	$500	$9.23
305540030	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST FLYING DUTCHMAN 20.38 AC SEC 13-18-15	4710	RANCH PROPERTY	$500	$9.23
305540040	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST WISCONSIN 20.66 AC SEC 13-18-15	4710	RANCH PROPERTY	$500	$9.23
305540050	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST EXCHANGE 20.66 AC SEC 13-18-15	4710	RANCH PROPERTY	$500	$9.23
305540060	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST EXCHANGE 2 6.59 AC SEC 13-18-15	4710	RANCH PROPERTY	$500	$9.23
305540070	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST COPPER WORLD 20.66 AC SEC 13-18-15	4710	RANCH PROPERTY	$500	$9.23
305540080	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST OWOSKO 20.66 AC SEC 13-18-15	4710	RANCH PROPERTY	$500	$9.23
305540090	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BLACK HORSE 13.81 AC SEC 13-18-15	4710	RANCH PROPERTY	$500	$9.23

PARCEL	TAX PAYER	ADDRESS	DESCRIPTION	PARCEL USE	USE DEFINITION	TOTAL FCV	2009 TAX DUE
305540100	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BRUNSWICK 18.66 AC SEC 13-18-15	4710	RANCH PROPERTY	$500	$9.23
305540110	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST ANTELOPE 17.36 AC SEC 13-18-15	4710	RANCH PROPERTY	$500	$9.23
305550010	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST NEWMAN 16.50 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550040	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST CHANCE 20.16 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550050	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BLACK HAWK 11.36 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550060	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST TELEMETER 8.15 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550070	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST WEST END 19.53 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550080	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST HATTIE 12.19 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550090	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST SILVER SPUR 8.61 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550100	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST SLIDE 12.88 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550110	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BACK BONE 19.07 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550130	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BUZZARD 20.66 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550140	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST HEAVY WEIGHT 20.66 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305550150	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST LIGHT WEIGHT 20.66 AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
305560040	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST PEACH 18.07 AC SEC 15-18-15	4710	RANCH PROPERTY	$500	$9.23
305560050	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST SOUTH END 17.81 AC SEC 15-18-15	4710	RANCH PROPERTY	$500	$9.23
305560060	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST MONITOR 13.32 AC SEC 15-18-15	4710	RANCH PROPERTY	$500	$9.23
305560070	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST GAP 16.25 AC SEC 15-18-15	4710	RANCH PROPERTY	$500	$9.23
305580080	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST WATER WISH 20.66 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580090	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST NEW MEXICO 15.13 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580100	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST GRIZZLY 20.66 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23

PARCEL	TAX PAYER	ADDRESS	DESCRIPTION	PARCEL USE	USE DEFINITION	TOTAL FCV	2009 TAX DUE
305580110	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST OLD DICK 20.13 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580120	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST AMERICAN 20.10 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580130	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST RECORDER 6.70 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580140	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST MOHAWK 13.55 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580150	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST WEDGE 19.31 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580160	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST DAN 2.48 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580170	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST GENERAL 9.17 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580180	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST ELGIN 14 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580190	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST SUNSETE .667 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580200	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST TELEPHONE 18.66 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580220	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST ELGIN M S 4.994 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580250	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST DAN M S 2.856 AC SEC 23-18-15	4710	RANCH PROPERTY	$37,345	$9.23
305580260	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST WEDGE M S 4.987 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580270	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST OLD DICK M S 2.196 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
305580280	ROSEMONT COPPER CO	21919 S HELVETIA RD	LOT 5 10.08 AC SEC 23-18-15	4715	RANCH PROPERTY W/ SFR OR AFX MOBILE	$500	$386.33
305590060	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST ARCOLA 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590070	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BONNIE BLUE 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590080	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST KING 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590090	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH	U S PAT MINE HELVETIA DIST EXILE 16.02 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590100	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST VULTURE 15.73 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590110	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST ISLE ROYAL 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23

PARCEL	TAX PAYER	ADDRESS	DESCRIPTION	PARCEL USE	USE DEFINITION	TOTAL FCV	2009 TAX DUE
305590120	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST INDIAN CLUB 19.20 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590130	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST A O T 14.20 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590140	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BALTIMORE 9.62 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590150	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST PILOT 14.70 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590160	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST LITTLE DAVE 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590170	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST COPPER FEND 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590180	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST TALLY HO 20.38 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590190	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST LEADER 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590200	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETTA DIST OMEGA 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590220	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST ECLIPSE COPPER 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590230	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST SCHWAB 9.261 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590240	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST NARRAGANSETT BAY 12.428 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590250	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST LANDOR 15.87 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590260	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST WARD 17.693 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590270	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST ALTA COPPER 18.18 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590280	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BROAD TOP 17.15 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305590290	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST MALACHITE 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23
305600040	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST YORK 13.38 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
305600050	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST OLCOTT 5.485 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
305600060	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST HILO CONSOLIDATED 12.19 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23

PARCEL	TAX PAYER	ADDRESS	DESCRIPTION	PARCEL USE	USE DEFINITION	TOTAL FCV	2009 TAX DUE
305600070	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST ELDON 18.984 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
305600080	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST RAINBOW 7.765 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
305600090	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST AJAX CON 13.98 AC SEC 25-18-15 U S PAT MINE HELVETIA DIST CUBA 12.03 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
305600100	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST CUBA 12.03 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
305600110	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST FALLS 16.34 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
305600130	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST OLD PUT CON 20.65 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
305600140	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST FRANKLIN 20.54 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
305600150	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST CUSHING 15.04 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
305600160	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST CENTRAL 17.86 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
305600170	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST POTOMAC 20.62 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
305610010	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST MARION 20.66 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
305610030	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST EXCELSIOR 20.575 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
305610040	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST EMPIRE 10.21 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
305610050	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST ALTAMONT 20.61 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
305610060	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST ERIE 19.61 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
305610080	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST CHICAGO 16.66 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
305610090	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST COCONINO 14.10 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
305630020	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST OLUSTEE 20.52 AC SEC 19-18-16	4710	RANCH PROPERTY	$500	$9.06
305630040	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST AMOLE 17.921 AC SEC 19-18-16	4710	RANCH PROPERTY	$500	$9.06
305640020	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST CHICAGO M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY	$500	$10.18

PARCEL	TAX PAYER	ADDRESS	DESCRIPTION	PARCEL USE	USE DEFINITION	TOTAL FCV	2009 TAX DUE
305640030	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST COCONINO M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY	$500	$10.18
305640040	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST OLD PUT M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY	$500	$10.18
305640050	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST OREGON M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY	$500	$10.18
305640060	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST OLD PAP M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY	$500	$10.18
305640070	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST AJEX CON M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY	$500	$10.18
305650020	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST R G INGERSOLL 20.62 AC SEC 30-18-16	4710	RANCH PROPERTY	$500	$9.06
305650040	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST PATRICK HENRY 19.05 AC SEC 30-18-16	4710	RANCH PROPERTY	$500	$9.06
305660050	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST MOHAWK SILVER 19.76 AC SEC 1-19-15	4710	RANCH PROPERTY	$384,999	$7.20
305660060	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST TREMONT 12.86 AC SEC 1-19-15	4710	RANCH PROPERTY	$500	$7.20
307200040	ROSEMONT COPPER CO	ATTN: GIL CLAUSEN	IRR PCL IN NW4 NW4 4.97 AC SEC 21-19-16	4717	RANCH PROPERTY MIXED STRUCTURES	$384,999	$3,391.84
307205040	ROSEMONT COPPER CO	ATTN: GIL CLAUSEN	IRR PCL IN NW4 NW4 4.97 AC SEC 21-19-16 (MINERAL RIGHTS ONLY)	6800	MINERAL RIGHTS ONLY	$500	$8.32
30554012A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST BLUE POINT 19.288 AC SEC 13-18-15	4710	RANCH PROPERTY	$500	$9.23
30555012A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST HEAVY WEIGHT M S 5. AC SEC 14-18-15	4710	RANCH PROPERTY	$500	$9.23
30557004D	ROSEMONT COPPER CO	21919 S HELVETIA RD	NW4 SW4 NE4 10.00 AC SEC 22-18-15	4710	RANCH PROPERTY	$1,596	$41.10
30557004D	ROSEMONT COPPER CO	21919 S HEVITIA RD	NW4 SW4 NE4 10.00 AC SEC 22-18-15	4710	RANCH PROPERTY	$3,689	N/A
30558021A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST TELEPHONE M S EXC SLY PTN 4.61 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
30558023A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST RECORDER M S EXC NLY PTN 2.64 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
30558023B	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST PTN S CNTL TELEPHONE MS & PTN N2 RECORDER MS & PTN NWLY AMERICAN MS 3.83 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
30558024A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST AMERICAN M S EXC NWLY PTN 4.54 AC SEC 23-18-15	4710	RANCH PROPERTY	$500	$9.23
30559021A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST OMEGA FIRST EXT SOUTH 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY	$500	$9.23

PARCEL	TAX PAYER	ADDRESS	DESCRIPTION	PARCEL USE	USE DEFINITION	TOTAL FCV	2009 TAX DUE
30560003A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST DAYLIGHT EXC PTN IN SEC 30-18-16 13.21 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
30560003B	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST DAYLIGHT 5.96 AC SEC 30-18-16	4710	RANCH PROPERTY	$500	$9.23
30560012A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST OLD PAP COPPER 20.65AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
30560012D	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST FALLS NO 2 7.32 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
30560012F	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST WEDGE NO 2 1.28 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
30560012G	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST WEDGE 6.60 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
30560012H	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA FRACTION .98 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
30560012J	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA #13 10.52 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.23
30561007A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST OREGON COPPER 16.08 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
30561007D	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA # 15 13.59 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
30561007E	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA #14 19.16 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
30561007F	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA #12 19.62 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
30561007G	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST LAST CHANCE NO 1 15.60 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
30561007H	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST LAST CHANCE NO 2 18.27 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
30561007J	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA # 26 20.03 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
30561007K	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA # 27 18.76 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
30561007L	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA # 28 18.57 AC SEC 36-18-15	4710	RANCH PROPERTY	$500	$9.23
30562006B	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	NE4 SW4 EXC PTN LYG WITHIN HWY-83 34.12 AC SEC 14-18-16	4710	RANCH PROPERTY	$840	$15.15
30562007D	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	SW4 SE4 40.00 AC SEC 15-18-16	4710	RANCH PROPERTY	$840	$15.15
30562007F	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	NW4 SE4 40.00 AC SEC 15-18-16	4710	RANCH PROPERTY	$840	$15.15
30562007G	ROSEMONT COPPER CO	21598 S SONOITA HY	E2 SE4 EXC PTN LYG WITHIN HWY-83 70.59 AC SEC 15-18-16	4710	RANCH PROPERTY	$1,482	$26.89

PARCEL	TAX PAYER	ADDRESS	DESCRIPTION	PARCEL USE	USE DEFINITION	TOTAL FCV	2009 TAX DUE
30562007H	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	N2 E2 160 AC SEC 15-18-16	4710	RANCH PROPERTY	$3,360	$61.07
30562008C	ROSEMONT COPPER CO	21930 S SONOITA HY	NELY PTN NE4 60.15 AC SEC 21-18-16	4710	RANCH PROPERTY	$902	$18.34
30562008F	ROSEMONT COPPER CO	21900 S SONOITA HY	NW4 NE4 EXC W660.84' E1090.84' S330' THEREOF 35.06 AC SEC 21-18-16	4717	RANCH PROPERTY MIXED STRUCTURES	$23,644	$275.79
30562008G	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	W660.84' E1090.84' S330' NW4 NE4 5.01 AC SEC 21-18-16	4717	RANCH PROPERTY MIXED STRUCTURES	$31,038	$345.91
30562008H	ROSEMONT COPPER CO	21920 S SONOITA HY	SWLY PTN NE4 EXC W1161.94' 24.88 AC SEC 21-18-16	4710	RANCH PROPERTY	$500	$10.18
30562008J	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	W1161.94' SWLY PT NE4 SEC 21-18-16 35.27 AC	4710	RANCH PROPERTY	$529	$10.79
30562009A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	SE4 160 AC SEC 23-18-16	4710	RANCH PROPERTY	$3,360	$68.60
30562011A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	SE4 SE4 40 AC SEC 27-18-16	4710	RANCH PROPERTY	$840	$17.03
30562012A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	SE4 NW4 SW4 & SW4 NE4 SW4 20 AC SEC 32-18-16	4710	RANCH PROPERTY	$500	$10.18
30562012C	ROSEMONT COPPER CO	24801 S SONOITA HY	E2 NW4 & SW4 NW4 & N2 N2 SW4 & SW4 NW4 SW4 &SE4 NE4 SW4 180 AC SEC 32-18-16	4710	RANCH PROPERTY	$129,641	$2,285.51
30562034C	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA #16 18.92 AC SEC 31-18-16	4710	RANCH PROPERTY	$500	$9.06
30562034D	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA #15 6.44 AC SEC 31-18-16	4710	RANCH PROPERTY	$500	$9.06
30562034E	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA #28 2.01 AC SEC 31-18-16	4710	RANCH PROPERTY	$500	$9.06
30562034F	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA #13 7.51 AC SEC 31-18-16	4710	RANCH PROPERTY	$500	$9.06
30563003A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST CUPRITE 20.66 AC SEC 19-18-16	4710	RANCH PROPERTY	$500	$9.06
30564008A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST FRANKLIN M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY	$500	$10.18
30565003A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST LA FAYETTE 13.95 AC SEC 30-18-16	4710	RANCH PROPERTY	$500	$9.06
30565003D	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA # 4 19 AC SEC 30-18-16	4710	RANCH PROPERTY	$500	$9.06
30565003E	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA # 5 19.02 AC SEC 30-18-16	4710	RANCH PROPERTY	$500	$9.06
30565003F	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA # 6 18.99 AC SEC 30-18-16	4710	RANCH PROPERTY	$500	$9.06
30565003G	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA # 8A 3.66 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.06

PARCEL	TAX PAYER	ADDRESS	DESCRIPTION	PARCEL USE	USE DEFINITION	TOTAL FCV	2009 TAX DUE
30565003H	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA # 9 SEC 31 & 30-18-16 EXC PTN IN SEC 25-18-15 19.57AC	4710	RANCH PROPERTY	$500	$9.06
30565003J	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA # 10 20.56 AC SEC 30 & 31-18-16	4710	RANCH PROPERTY	$500	$9.06
30565003K	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA # 11 20.56 AC SEC 30 & 31-18-16	4710	RANCH PROPERTY	$500	$9.06
30565003L	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA # 8A 10.75 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.06
30565003M	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	US PAT MINE HELVETIA DIST SANTA RITA # 9 1.02 AC SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.06
30565005A	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST DAN WEBSTER 15.19 AC SEC 30 T18S R16E EXC PTN SEC 25-18-15	4710	RANCH PROPERTY	$500	$9.06
30565005B	ROSEMONT COPPER CO	4500 CHERRY CREEK SOUTH DR STE 1040	U S PAT MINE HELVETIA DIST DAN WEBSTER 3.77 AC SEC 25-18-15 EXC PTN SEC 30-18-16	4710	RANCH PROPERTY	$500	$9.06
30717001G	ROSEMONT COPPER CO	12825 E GREATERVILLE RD	PTN E1511.07' W2589.96' N1100' S2 36.15 AC, SEC 16-19-16 AKA PCL 206 OF SINGING VALLEY CENTRAL RS 5/6	4710	RANCH PROPERTY	$940	$15.64
30717001K	ROSEMONT COPPER CO	ATTN: GIL CLAUSEN	PCL LYG ADJ TO SW CORNER SW4 SW4 EXC RD 5.40 AC SEC 16-19-16	4710	RANCH PROPERTY	$500	$8.32
30717001N	ROSEMONT COPPER CO	ATTN: GIL CLAUSEN	CENT PT SW4 SW4 LYG N OF & ADJ TO GREATERVILLE RD 1.89 AC SEC 16-19-16	4710	RANCH PROPERTY	$500	$8.32
30717501K	ROSEMONT COPPER CO	ATTN: GIL CLAUSEN	PCL LYG ADJ TO SW CORNER SW4 SW4 EXC RD 5.40 AC SEC 16-19-16	6800	MINERAL RIGHTS ONLY	$500	$8.32
30717501N	ROSEMONT COPPER CO	ATTN: GIL CLAUSEN	CENT PT SW4 SW4 LYG N OF & ADJ TO GREATERVILLE RD 1.89 AC SEC 16-19-16	6800	MINERAL RIGHTS ONLY	$500	$8.32
30718003D	ROSEMONT COPPER CO	ATTN: GIL CLAUSEN	SLY PTN E770' SE4 EXC RD 10.45 AC SEC 17-19-16	4710	RANCH PROPERTY	$500	$8.32
30718503D	ROSEMONT COPPER CO	ATTN: GIL CLAUSEN	SLY PTN E770' SE4 EXC RD 10.45 AC SEC 17-19-16	6800	MINERAL RIGHTS ONLY	$500	$8.32
30720003D	ROSEMONT COPPER CO	12700 E GREATERVILLE RD	IRR PT NW4 LYG ADJ TO NW COR 52.47 AC SEC 21-19-16	4710	RANCH PROPERTY	$32,918	$549.64
30720003F	ROSEMONT COPPER CO	ATTN: GIL CLAUSEN	PCL ADJ TO N LINE LYG ADJ TO & SW OF GREATERVILLE RD NW4 .03 AC SEC 21-19-16	8800	LIMITED USE-WELL/TOWER SITES PVT ROADS ETC	$500	$8.32
30720503D	ROSEMONT COPPER CO	ATTN: GIL CLAUSEN	PT NW4 LYG ADJ TO NW CORNER 52.47 AC SEC 21-19-16	6800	MINERAL RIGHTS ONLY	$500	$8.32
30720503F	ROSEMONT COPPER CO	ATTN: GIL CLAUSEN	PCL ADJ TO N LINE LYG ADJ TO & SW OF GREATERVILLE RD NW4 .03 AC SEC 21-19-16	6800	MINERAL RIGHTS ONLY	$500	$8.32

2. Unpatented Mining Claims

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
1	York Fraction	2022	340	2198
	York Fraction/Amended	5436	804	
2	Travis #1	1983	253	2199
	Travis #1/Second Amended	5436	806	
3	Jim	995	391	2200
	Jim/Amended	5436	802	
4	Isle Royal Fraction	2054	188	2201
	Isle Royal Fraction/Amended	5436	808	
5	Indian Club Fraction	2054	187	2202
	Indian Club Fraction/Amended	5436	809	
6	Pilot Fraction	2051	261	2203
	Pilot Fraction/Amended	5436	810	
7	A.O.T. Fraction	2054	186	2204
	A.O.T. Fraction/Amended	5436	811	
8	Malachite Fraction	2110	263	2211
	Malachite Fraction/Amended	5436	807	
9	MAX 121 B/Relocation	5609	574	13284
10	MAX 123 B/Relocation	5609	576	13286
11	MAX 125 B/Relocation	5609	578	13288
12	MAX 126 B/Relocation	5609	579	13289
13	MAX 127 B/Relocation	5609	580	13290
14	MAX 128 B/Relocation	5609	581	13291
15	MAX 129 B/Relocation	5609	582	13292
	MAX 129 B/Amended	6126	1202-1203	
16	MAX 130 B/Relocation	5609	583	13293
17	MAX 131 B/Relocation	5609	584	13294

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
18	MAX 132 B/Relocation	5609	585	13295
19	MAX 133 B/Relocation	5609	586	13296
20	MAX 134 B/Relocation	5609	587	13297
21	MAX 135 B/Relocation	5609	588	13298
22	MAX 136 B/Relocation	5609	589	13299
23	MAX 137 B/Relocation	5609	590	13300
24	MAX 138 B/Relocation	5609	591	13301
25	MAX 139 B/Relocation	5609	592	13302
26	MAX 140 B/Relocation	5609	593	13303
27	MAX 141 B/Relocation	5609	594	13304
28	MAX 142 B/Relocation	5609	595	13305
29	MAX 143 B/Relocation	5609	596	13306
30	MAX 144 B/Relocation	5609	597	13307
31	MAX 145 B/Relocation	5609	598	13308
32	MAX 146 B/Relocation	5609	599	13309
33	MAX 147 B/Relocation	5609	600	13310
34	MAX 148 B/Relocation	5609	601	13311
35	MAX 149 B/Relocation	5609	602	13312
36	MAX 150 B/Relocation	5609	603	13313
	MAX 150 B/Amended	7073	604-605	
37	MAX 151 B/Relocation	5609	604	13314
38	MAX 152 B/Relocation	5609	605	13315
	MAX 152 B/Amended	7073	606-607	
39	MAX 153 B/Relocation	5609	606	13316
40	MAX 154 B/Relocation	5609	607	13317
	MAX 154 B/Amended	7073	608-609	
41	MAX 155 B/Relocation	5609	608	13318
42	MAX 156 B/Relocation	5609	609	13319
	MAX 156 B/Amended	7073	610-611	
43	Rosalind	314	120	14972
	Rosalind/Amended	1062	539	
44	Michael M.	314	117	14973
	Michael M./Amended	1062	540	
45	Lydia J.	314	119	14974
	Lydia J./Amended	1062	541	
46	Ida D.	314	118	14975
	Ida D./Amended	1062	542	

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
47	D & D #1	759	202	14976
	D & D #1/Amended	1062	543	
48	D & DII	759	201	14977
	D & D II/Amended	1062	544	
49	El Frijoli	300	277	14978
	Frijoli/Amended	1062	545	
50	Frijoli II	1062	546	14979
51	Frijoli III	1062	547	14980
52	Frijoli IV	1062	548	14981
53	Frijoli V	1062	549	14982
54	Frijoli VII	1062	551	14984
55	Frijoli VIII	1062	552	14985
56	Frijoli IX	1062	553	14986
57	Frijoli X	1070	494	14987
58	Frijoli XI	1454	349	14988
59	Frijoli XI Extension	1454	350	14989
60	Deering Springs No. 2 A/Relocation	5636	741	15002
61	Deering Springs No. 4 A/Relocation	5636	742	15003
62	Deering Springs No. 6 A/Relocation	5636	743	15004
63	Deering Springs No. 8 A/Relocation	5636	744	15005
64	Deering Springs No. 10 A/Relocation	5636	745	15006
65	Deering Springs No. 12 A/Relocation	5636	746	15007
66	Deering Springs No. 14 A/Relocation	5636	747	15008
67	Deering Springs No. 15 A/Relocation	5636	748	15009
68	Deering Springs No. 16 A/Relocation	5636	749	15010
69	Deering Springs No. 17 A/Relocation	5636	750	15011
	Deering Springs No. 17 A/Amended	6126	1204-1205	
70	Deering Springs No. 21 A/Relocation	5636	751	15012
71	Deering Springs No. 22 A/Relocation	5636	752	15013
72	Deering Springs No. 23 A/Relocation	5636	753	15014
73	Deering Springs No. 24 A/Relocation	5636	754	15015
74	Deering Springs No. 25 A/Relocation	5636	755	15016
75	Deering Springs No. 26 A/Relocation	5636	756	15017
76	Deering Springs No. 27 A/Relocation	5636	757	15018
77	Deering Springs No. 28 A/Relocation	5636	758	15019
	Deering Springs No. 28 A/Amended	6126	1206-1207	
78	Deering Springs No. 29 A/Relocation	5636	759	15020

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
79	Deering Springs No. 30 A/Relocation	5636	760	15021
80	Deering Springs No. 31 A/Relocation	5636	761	15022
81	Deering Springs No. 32 A/Relocation	5636	762	15023
82	Deering Springs No. 33 A/Relocation	5636	763	15024
83	Deering Springs No. 34 A/Relocation	5636	764	15025
84	Deering Springs No. 35 A/Relocation	5636	765	15026
85	Deering Springs No. 36 A/Relocation	5636	766	15027
86	Deering Springs No. 37 A/Relocation	5636	767	15028
87	Deering Springs No. 38 A/Relocation	5636	768	15029
88	Deering Springs No. 39 A/Relocation	5636	769	15030
89	Deering Springs No. 42 A/Relocation	5636	770	15031
90	Deering Springs No. 51 A/Relocation	5636	771	15032
91	Deering Springs No. 52 A/Relocation	5636	772	15033
92	Kid 1	3368	529	25210
93	Kid 2	3368	530	25211
94	Kid 3	3368	531	25212
95	Kid 4	3368	532	25213
96	Kid 5	3368	533	25214
97	Kid 6	3368	534	25215
98	Kid 7	3368	535	25216
99	Kid 8	3368	537	25217
100	Kid 9	3368	536	25218
101	Kid 10	3368	538	25219
102	Kid 11	3368	539	25220
103	Kid 12	3368	540	25221
104	Kid 13	3368	541	25222
105	Kid 14	3368	542	25223
106	Kid 15	3368	543	25224
107	Kid 16	3368	544	25225
108	Kid 17	3368	545	25226
109	Kid 18	3368	546	25227
110	Kid 19	3368	547	25228
111	Kid 20	3368	548	25229
112	Kid 21	3368	549	25230
113	Kid 22	3368	550	25231
114	Kid 23	3368	551	25232
115	Kid 24	3368	552	25233

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
116	Kid 25	3368	553	25234
117	Kid 26	3368	554	25235
118	Kid 27	3368	555	25236
119	Kid 28	3368	556	25237
120	Kid 29	3368	557	25238
	Kid 29/Amended	6216	1001-1002	
121	Kid 34	3368	562	25243
122	Kid 35	3368	563	25244
123	Kid 36	3368	564	25245
124	Kid 37	3368	565	25246
125	Kid 38	3368	566	25247
126	Kid 39	3368	567	25248
127	Kid 40	3368	568	25249
128	Kid 41	3368	569	25250
129	Kid 42	3368	570	25251
130	Kid 43	3368	571	25252
131	Kid 44	3368	572	25253
132	Kid 45	3368	573	25254
133	Kid 46	3368	574	25255
	Kid 46/Amended	6216	1003-1004	
134	Kid 47	3368	575	25256
	Kid 47/Amended	6216	1005-1006	
135	Wasp 52	3786	52	25257
	Wasp 52/Amended	6216	955-956	
136	Wasp 53	3786	53	25258
	Wasp 53/Amended	6216	957-958	
137	Wasp 54	3786	54	25259
138	Wasp 55	3786	55	25260
139	Wasp 56	3786	56	25261
140	Wasp 57	3786	57	25262
141	Wasp 58	3786	58	25263
	Wasp 58/Amended	3842	133	
142	Wasp 60	3786	59	25264
	Wasp 60/Amended	6216	959-960	
143	Wasp 61	3786	60	25265
	Wasp 61/Amended	6216	961-962	
144	Wasp 101	3786	63	25268

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
116	Kid 25	3368	553	25234
117	Kid 26	3368	554	25235
118	Kid 27	3368	555	25236
119	Kid 28	3368	556	25237
120	Kid 29	3368	557	25238
	Kid 29/Amended	6216	1001-1002	
121	Kid 34	3368	562	25243
122	Kid 35	3368	563	25244
123	Kid 36	3368	564	25245
124	Kid 37	3368	565	25246
125	Kid 38	3368	566	25247
126	Kid 39	3368	567	25248
127	Kid 40	3368	568	25249
128	Kid 41	3368	569	25250
129	Kid 42	3368	570	25251
130	Kid 43	3368	571	25252
131	Kid 44	3368	572	25253
132	Kid 45	3368	573	25254
133	Kid 46	3368	574	25255
	Kid 46/Amended	6216	1003-1004	
134	Kid 47	3368	575	25256
	Kid 47/Amended	6216	1005-1006	
135	Wasp 52	3786	52	25257
	Wasp 52/Amended	6216	955-956	
136	Wasp 53	3786	53	25258
	Wasp 53/Amended	6216	957-958	
137	Wasp 54	3786	54	25259
138	Wasp 55	3786	55	25260
139	Wasp 56	3786	56	25261
140	Wasp 57	3786	57	25262
141	Wasp 58	3786	58	25263
	Wasp 58/Amended	3842	133	
142	Wasp 60	3786	59	25264
	Wasp 60/Amended	6216	959-960	
143	Wasp 61	3786	60	25265
	Wasp 61/Amended	6216	961-962	
144	Wasp 101	3786	63	25268

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
145	Wasp 102	3786	64	25269
146	Wasp 103	3786	65	25270
147	Wasp 104	3786	66	25271
148	Wasp 105	3786	67	25272
149	Wasp 106	3786	68	25273
150	Wasp 107	3786	69	25274
151	Wasp 111	3786	70	25275
152	Wasp 112	3786	71	25276
153	Wasp 113	3786	72	25277
154	Wasp 114	3786	73	25278
155	Wasp 115	3786	74	25279
156	Wasp 116	3786	75	25280
157	Wasp 117	3786	76	25281
158	Wasp 118	3786	77	25282
159	Wasp 119	3786	78	25283
160	Wasp 120	3786	79	25284
161	Wasp 121	3786	80	25285
162	Wasp 122	3786	81	25286
163	Wasp 123	3786	82	25287
164	Wasp 124	3786	83	25288
165	Wasp 125	3786	84	25289
166	Wasp 126	3786	85	25290
167	Wasp 127	3786	86	25291
168	Wasp 128	3786	87	25292
169	Wasp 129	3786	88	25293
170	Wasp 130	3786	89	25294
171	Wasp 201	3786	90	25295
172	Wasp 202	3786	91	25296
173	Wasp 203	3786	92	25297
174	Wasp 204	3786	93	25298
175	Wasp 205	3786	94	25299
176	Wasp 206	3786	95	25300
177	Wasp 207	3786	96	25301
178	Wasp 208	3786	97	25302
179	Wasp 209	3786	98	25303
180	Wasp 210	3786	99	25304
181	Wasp 211	3786	100	25305

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
182	Wasp 212	3786	101	25306
183	Wasp 213	3786	102	25307
184	Wasp 214	3786	103	25308
185	Wasp 215	3786	104	25309
186	Wasp 216	3786	105	25310
187	Wasp 217	3786	106	25311
188	Wasp 218	3786	107	25312
189	Wasp 313	3786	144	25349
190	Wasp 315	3786	146	25351
191	Wasp 317	3786	148	25353
192	Wasp 319	3786	150	25355
	Wasp 319/Amended	6216	975-976	
193	Wasp 321	3786	152	25357
	Wasp 321/Amended	6216	977-978	
194	Wasp 323	3786	154	25359
	Wasp 323/Amended	6216	979-980	
195	Wasp 325	3786	156	25361
	Wasp 325/Amended	6216	981-982	
196	Wasp 327	3786	158	25363
	Wasp 327/Amended	6216	983-984	
197	Wasp 329	3786	160	25365
	Wasp 329/Amended	6216	985-986	
198	Wasp 331	3786	162	25367
	Wasp 331/Amended	6216	987-988	
199	Wasp 333	3786	164	25369
	Wasp 333/Amended	6216	989-990	
200	Wasp 335	3786	166	25371
	Wasp 335/Amended	6216	991-992	
201	Wasp 337	3786	168	25373
	Wasp 337/Amended	6216	993-994	
202	Wasp 339	3786	170	25375
	Wasp 339/Amended	6216	995-996	
203	Wasp 341	3786	172	25377
204	Wasp 343	3786	174	25379
205	Wasp 344	3786	175	25380
206	Wasp 345	3786	176	25381
207	Wasp 346	3786	177	25382

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
208	Wasp 347	3786	178	25383
209	Wasp 348	3786	179	25384
210	Wasp 349	3786	180	25385
211	Wasp 350	3786	181	25386
212	Wasp 351	3786	182	25387
213	Wasp 352	3786	183	25388
214	Wasp 353	3786	184	25389
215	Wasp 354	3786	185	25390
216	Max 41	4792	584	25662
217	Max 43	4792	586	25664
218	Max 45	4792	588	25666
219	Max 47	4792	590	25668
220	Max 49	4792	592	25670
221	Max 71	4792	614	25692
222	Max 72	4792	615	25693
223	Max 73	4792	616	25694
224	Max 74	4792	617	25695
225	Max 75	4792	618	25696
226	Max 76	4792	619	25697
227	Max 77	4792	620	25698
228	Max 78	4792	621	25699
229	Max 79	4792	622	25700
230	Max 80	4792	623	25701
231	Max 81	4792	624	25702
232	Max 82	4792	625	25703
233	Max 83	4792	626	25704
234	Max 84	4792	627	25705
235	Max 85	4792	628	25706
236	Max 86	4792	629	25707
237	Max 87	4792	630	25708
238	Max 88	4792	631	25709
239	Max 89	4792	632	25710
240	Max 90	4792	633	25711
241	Max 91	4792	634	25712
242	Max 93	4792	636	25714
243	Max 95	4792	638	25716
244	Max 97	4792	640	25718

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
245	Max 99	4792	642	25720
246	Max 101	4792	644	25722
247	Max 102	4792	645	25723
248	Max 103	4792	646	25724
249	Max 104	4792	647	25725
250	Max 105	4792	648	25726
251	Max 106	4792	649	25727
252	Max 107	4792	650	25728
253	Max 108	4792	651	25729
254	Max 109	4792	652	25730
255	Max 110	4792	653	25731
256	Max 111	4792	654	25732
257	Max 112	4792	655	25733
258	Max 113	4792	656	25734
259	Max 114	4792	657	25735
260	Max 115	4792	658	25736
261	Max 116	4792	659	25737
262	Max 117	4792	660	25738
263	Max 118	4792	661	25739
264	Max 119	4792	662	25740
265	Max 120	4792	663	25741
266	Elk 1	3368	576	27423
267	Elk 2	3368	577	27424
268	Elk 3	3368	578	27425
269	Elk 4	3368	579	27426
270	Elk 5	3368	580	27427
271	Elk 6	3368	581	27428
272	Elk 35	3368	610	27451
	Elk 35/Amended	6121	1273-1274	
273	Elk 36	3368	611	27452
274	Elk 37	3368	612	27453
275	Elk 39	3368	614	27455
276	Elk 41	3368	616	27457
277	Elk 43	3368	618	27459
278	Elk 45	3368	620	27461
279	Elk 70	3368	645	27465
280	Elk 71	3368	646	27466

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
281	Elk 72	3368	647	27467
282	Elk 73	3368	648	27468
283	Elk 74	3368	649	27469
284	Elk 75	3368	650	27470
285	Elk 76	3368	651	27471
286	Elk 77	3368	652	27472
287	Elk 78	3368	653	27473
288	Elk 79	3368	654	27474
289	Elk 80	3368	655	27475
290	Elk 81	3368	656	27476
291	Elk 83	3368	658	27478
292	Elk 85	3368	660	27480
293	Elk 87	3368	662	27482
294	Alpine #5	2221	495	27513
	Alpine #5/Amended	6121	1283-1284	
295	Alpine #6	2221	496	27514
	Alpine #6/Amended	6121	1285-1286	
296	Alpine #7	2221	497	27515
	Alpine #7/Amended	6121	1287-1288	
297	Alpine #8	2221	498	27516
	Alpine #8/Amended	6121	1289-1290	
298	Alpine #9	2221	499	27517
	Alpine #9/Amended	6121	1291-1292	
299	Alpine #10	2221	500	27518
	Alpine #10/Amended	6121	1293-1294	
300	Alpine #11	2221	501	27519
	Alpine #11/Amended	6121	1295-1296	
301	Alpine #12	2221	502	27520
	Alpine #12/Amended	6121	1297-1298	
302	Alpine #13	2221	503	27521
303	Alpine #14	2221	504	27522
304	Alpine #15	2221	505	27523
305	Alpine #16	2221	506	27524
306	Alpine #17	2221	507	27525
307	Alpine #18	2221	508	27526
308	Alpine #19	2230	138	27527
309	Alpine #20	2230	139	27528

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
310	Alpine #21	2230	140	27529
311	Alpine #22	2230	141	27530
312	Alpine #23	2230	142	27531
313	Alpine #24	2230	143	27532
314	Santa Rita Wedge	5901	1379	28871
315	Buzzard No. 5	2089	294	36021
316	Shadow #4	2827	66	36025
317	John 1	3934	508	36026
318	John 2	3934	509	36027
319	Flying Dutchman No. 2	2089	295	36028
320	Flying Dutchman No. 3	2089	296	36029
321	Flying Dutchman No. 4	2089	297	36030
322	Flying Dutchman No. 5	2089	298	36031
323	Flying Dutchman No. 6	2089	299	36032
	Flying Dutchman No. 6/Amended	6121	1267-1268	
324	Black Bess No. 2	2089	290	36034
325	K.W.L.	2078	442	36036
326	G.E.J.	2078	443	36037
327	R.F.E.	2078	444	36038
328	R.C.M.	2078	445	36039
329	Sycamore #1	2078	446	36040
330	Sycamore #2	2078	447	36041
331	Sycamore #3	2078	448	36042
332	Sycamore #4	2078	449	36043
	Sycamore #4/Amended	6121	1299-1300	
333	Sycamore #5	2078	450	36044
	Sycamore #5/Amended	6121	1301-1302	
334	Sycamore #6	2078	451	36045
	Sycamore #6/Amended	6121	1303-1304	
335	Sycamore #7	2078	452	36046
	Sycamore #7/Amended	6121	1305-1306	
336	Sycamore #8	2078	453	36047
	Sycamore #8/Amended	6121	1307-1308	
337	Sycamore #9	2078	454	36048
338	Sycamore #10	2078	455	36049
339	Sycamore #11	2078	456	36050
340	Sycamore #12	2078	457	36051

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
341	Naragansett Extension #1	937	372	36052
342	Naragansett Ext. #2	937	373	36053
343	Naragansett Extension #3	937	374	36054
344	Naragansett Extension #4	937	375	36055
345	Naragansett Extension #5	937	376	36056
346	Naragansett Extension #6	937	377	36057
347	Naragansett Extension #7	937	378	36058
348	Naragansett Extension #8	937	379	36059
349	Narragansett Ext. No. 9	2020	358	36060
350	Schwab Extension #1 North West	1271	92	36061
351	Rocky 1	3726	117	36062
352	Amole No. 2	2051	262	36063
353	Falls No. 3	2110	267	36065
354	Falls No. 4	2110	268	36066
355	Perry No. 1	2112	11	36067
356	Perry #2	2112	12	36068
357	Perry #3	2112	13	36069
358	Perry #4	2112	14	36070
359	Perry #7	2112	17	36073
360	Perry #8	2112	18	36074
361	Perry #9	2112	19	36075
362	Perry #10	2112	20	36076
363	Perry #11	2112	21	36077
364	Perry #12	2112	22	36078
365	Perry #15	2112	25	36081
	Perry #15/Amended	2139	441	
366	Perry #16	2112	26	36082
367	Perry #17	2112	27	36083
368	Perry #18	2112	28	36084
	Perry #18/Amended	2139	442	
369	Gunsite 1-A	1980	353	36086
370	Gunsite No. 2	1941	339	36087
	Gunsite No. 2/Amended	1980	354	
371	Gunsite No. 3	1941	340	36088
372	Gunsite No. 4	1941	341	36089
373	Gunsite 5A	2022	341	36090
374	Gunsite 6-B	2110	264	36091

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
375	Gunsite No. 7	1941	344	36092
376	Gunsite 7A	2411	174	36093
377	Gunsite No. 8	1941	345	36094
378	Gunsite No. 9	1941	346	36095
379	Gunsite No. 10	1941	347	36096
380	Gunsite No. 11	1941	348	36097
381	Gunsite No. 12	1941	349	36098
382	Gunsite No. 13	1941	350	36099
383	Gunsite No. 14	1941	351	36100
384	Gunsite No. 15	1941	352	36101
385	Gunsite No. 16	1941	353	36102
386	Gunsite No. 17	1941	354	36103
387	Gunsite No. 18	1941	355	36104
388	Gunsite No. 19	1941	356	36105
389	Gunsite No. 20	1941	357	36106
390	Gunsite No. 21	1941	358	36107
391	Gunsite No. 22	1941	359	36108
392	Gunsight No. 23	1967	324	36109
	Gunsight No. 23/Amended	2022	343	
393	Gunsite No. 24	1943	14	36110
	Gunsite #24/Amended	1980	355	
394	Gunsite No. 25	1943	15	36111
395	Gunsite No. 26	1943	16	36112
396	Gunsite No. 27	1943	13	36113
397	Gunsight No. 28	1967	325	36114
398	Gunsight No. 29	1967	326	36115
399	Gunsight No. 30	1967	327	36116
400	Gunsight No. 31	1967	328	36117
401	Gunsight No. 32	1967	329	36118
402	Gunsight No. 33	1967	330	36119
403	Gunsight No. 35	1967	332	36121
404	Gunsight No. 36	1967	333	36122
405	Gunsight No. 37	1967	334	36123
406	Gunsight No. 38	1967	335	36124
407	Gunsight No. 39	1967	336	36125
408	Gunsight No. 40	1967	337	36126
409	Gunsight No. 41	1967	338	36127

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
410	Gunsight No. 42	1967	339	36128
411	Gunsight No. 43	1967	340	36129
412	Gunsight 44	1994	152	36130
	Gunsight 44/Amended	6420	1007-1008	
413	Gunsight #45	1994	153	36131
	Gunsight #45/Amended	6420	1009-1010	
414	Gunsight #46	1994	154	36132
415	Gunsight #47	1994	155	36133
416	Gunsight #48	1994	156	36134
417	Gunsight #49	1994	157	36135
418	Gunsight #50	1994	158	36136
	Gunsight No. 50/Amended	2078	464	
419	Williams Folly	5406	878	36137
420	Williams Folly #2	5406	879	36138
421	Santa Rita #1	2148	520	46740
422	Santa Rita #2	2148	521	46741
423	Santa Rita #3	2148	522	46742
424	Santa Rita #7	2148	526	46746
425	Santa Rita #17	2148	536	46756
426	Santa Rita #18	2148	537	46757
427	Santa Rita #19	2148	538	46758
428	Santa Rita #20	2148	539	46759
429	Santa Rita #21	2148	540	46760
430	Santa Rita #22	2148	541	46761
431	Santa Rita #23	2148	542	46762
432	Santa Rita #24	2148	543	46763
433	Santa Rita #25	2148	544	46764
434	Santa Rita #29	2148	548	46768
435	Santa Rita #30	2148	549	46769
436	Santa Rita #31	2148	550	46770
437	Catalina #1	2148	518	46771
438	Catalina #2	2148	517	46772
439	Catalina #3	2148	516	46773
440	Catalina #4	2148	515	46774
441	Catalina #5A	2170	437	46775
442	Catalina #6A	2170	435	46776
443	Catalina #7	2148	512	46777

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
444	Catalina #8	2148	511	46778
445	Fred Bennett	936	425	46779
446	Fred Bennett	712	107	46780
	Fred Bennett/Amended	2110	262	
447	Rosemont #9	936	424	46781
	Rosemont #9/Amended	2078	466	
448	Rosemont #11	936	420	46782
449	Rosemont #11-A	2078	458	46783
450	Rosemont #12	936	431	46784
	Rosemont #12/Amended	2078	467	
451	Rosemont #13	936	434	46785
	Rosemont #13/Amended	2078	468	
452	Rosemont #15	936	429	46786
	Rosemont #15/Amended	2078	469	
453	Rosemont #16	936	430	46787
	Rosemont # 16/Amended	2078	470	
454	Rosemont #17	936	432	46788
	Rosemont #17/Amended	2078	471	
455	Rosemont #18	936	433	46789
	Rosemont #18/Amended	2078	472	
456	Rosemont 21	964	202	46790
	Rosemont #21/Amended	2078	473	
457	Fred Bennett Fraction	2022	338	46791
458	Last Chance No. 3/Relocation	2929	209	46794
459	Cave	NN	555	46796
460	Strip	821	391	46800
461	Cuba Fraction	2022	342	46801
462	Patrick Henry Fraction/Relocation	3486	103	46802
463	R. G. Ingersoll Fraction	2110	265	46803
464	Daylight Fraction	2110	266	46804
465	Travis #2	1983	254	46805
	Travis #2/Amended	2078	465	
466	Travis #3	1983	255	46806
467	Travis #4	1983	256	46807
	Travis #4/Amended	2170	455	
468	Travis #5	1983	257	46808
469	Travis #6	1983	258	46809

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
470	Art	1009	441	46810
	Art/Amended	2078	459	
471	Al	1009	442	46811
	Al/Amended	2078	460	
472	Sam	1009	439	46812
	Sam/Amended	2078	461	
473	Fred	1009	440	46813
	Fred/Amended	2078	462	
474	Bert	1009	443	46814
	Bert/Amended	2078	463	
475	Bob	995	393	46815
476	Canyon No. 34	6048	1225-26	47482
477	Canyon No. 35	6048	1227-28	47483
478	Canyon No. 36	6048	1229-30	47484
479	Canyon No. 37	6048	1231-32	47485
480	Canyon No. 38	6048	1233-34	47486
481	Canyon No. 39	6048	1235-36	47487
482	Canyon No. 40	6048	1237-38	47488
483	Canyon No. 41	6048	1239-40	47489
484	Canyon No. 42	6048	1241-42	47490
485	Canyon No. 43	6048	1243-44	47491
486	Canyon No. 64	6048	1285-86	47512
487	Canyon No. 65	6048	1287-88	47513
488	Canyon No. 66	6048	1289-90	47514
489	Canyon No. 67	6048	1291-92	47515
490	Canyon No. 68	6048	1293-94	47516
491	Canyon No. 69	6048	1295-96	47517
492	Canyon No. 70	6048	1297-98	47518
493	Canyon No. 71	6048	1299-1300	47519
494	Canyon No. 72	6048	1301-02	47520
495	Canyon No. 73	6048	1303-04	47521
496	Canyon No. 74	6048	1305-06	47522
497	Canyon No. 75	6048	1307-08	47523
498	Canyon No. 76	6048	1309-10	47524
499	Canyon No. 77	6048	1311-12	47525
500	Canyon No. 78	6048	1313-14	47526
501	Canyon No. 79	6048	1315-16	47527

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
502	Telemeter Fraction	2075	381	62785
	Telemeter Fraction/Amended	5013	166	
503	West End Fraction	2075	383	62786
	West End Fraction/Amended	5013	164	
504	Hattie Fraction	2075	382	62787
	Hattie Fraction/Amended	5013	165	
505	Cactus	6104	1251-52	64123
506	Travis #7	6104	1253-54	64124
507	Fox #1	2705	63	64125
	Fox #1 Amended	6104	1255-56	
508	Fox #2	2705	64	64126
	Fox #2/Amended	6104	1257-58	
509	Fox #7	2705	69	64131
	Fox #7/Amended	6104	1267-68	
510	Fox #13	2705	75	64133
	Fox #13/Amended	6104	1271-72	
511	Cloud Rest	SS	511	64134
	Cloud Rest/Amended	6104	1273-74	
512	Big Windy	5406	876	64135
513	Big Windy Fraction	5406	877	64136
514	Blue Wing	SS	581	64137
515	Cloud Rest No. 1	B-B-B	277	64138
	Cloud Rest No. 1/Amended	6104	1275-76	
516	Kent #1 Long John	1936	245	66835
517	Kent #2 Patricia C.	1936	246	66836
518	Kent #3 Little Joe	1936	247	66837
519	Belle of Rosemont	2571	125	66838
	Belle of Rosemont/Amended	6216	999-1000	
520	John	995	395	74390
521	Joe	995	396	74391
522	Ben	995	392	74392
523	Pete	995	394	74393
524	Adolph Lewisohn	710	346	74394
525	Adolph Lewisohn	936	419	74395
526	Rosemont	710	347	74396
527	Rosemont	936	418	74397
528	Albert Steinfeld	710	348	74398

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
529	Albert Steinfeld	936	427	74399
530	Hugh Young	712	108	74400
531	Hugh Young	936	422	74401
532	Ethel	712	109	74402
533	Albert	712	110	74403
534	Rosemont #1	908	504	74404
535	Rosemont #2	908	501	74405
536	Rosemont #3	908	503	74406
537	Rosemont #4	908	499	74407
538	Rosemont #7	936	421	74408
539	Rosemont #8	936	423	74409
540	Rosemont #14	936	428	74410
541	Rosemont #19	964	200	74411
542	Rosemont #20	964	201	74412
543	Rosemont #20	908	500	74413
544	Rosemont #22	964	203	74414
545	Rosemont #23	908	497	74415
546	Rosemont #24	908	498	74416
547	Rosemont #25	908	502	74417
548	RX	936	426	74418
549	Flying Dutchman #7A	6121	1269-70	75181
550	Blue Point No. 2A	6121	1271-72	75182
551	Alpine #1A	6121	1275-76	75183
552	Alpine #2A	6121	1277-78	75184
553	Alpine #3A	6121	1279-80	75185
554	Alpine #4A	6121	1281-82	75186
555	Frijole VI A	6159	1135-36	95315
556	Falcon 1A	6216	899-900	99789
557	Falcon 2A	6216	901-902	99790
558	Falcon 3A	6216	903-904	99791
559	Falcon 4A	6216	905-906	99792
560	Falcon 5A	6216	907-908	99793
561	Falcon 6A	6216	909-910	99794
562	Falcon 7A	6216	911-912	99795
563	Falcon 8A	6216	913-914	99796
564	Falcon 9A	6216	915-916	99797
565	Falcon 10A	6216	917-918	99798

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
566	Falcon 11A	6216	919-920	99799
567	Falcon 12A	6216	921-922	99800
568	Falcon 13A	6216	923-924	99801
569	Falcon 14A	6216	925-926	99802
570	Falcon 15A	6216	927-928	99803
571	Falcon 16A	6216	929-930	99804
572	Falcon 17A	6216	931-932	99805
573	Falcon 18A	6216	933-934	99806
574	Falcon 19A	6216	935-936	99807
575	Falcon 20A	6216	937-938	99808
576	Falcon 21A	6216	939-940	99809
577	Falcon 22A	6216	941-942	99810
578	Falcon 27A	6216	943-944	99811
579	Falcon 28A	6216	945-946	99812
580	Falcon 29A	6216	947-948	99813
581	Falcon 30A	6216	949-950	99814
582	Falcon 31 A	6216	951-952	99815
583	Falcon 32A	6216	953-954	99816
584	Wasp 62A	6216	963-964	99817
585	Wasp 63A	6216	965-966	99818
586	Wasp 219A	6216	967-968	99819
587	Wasp 220A	6216	969-970	99820
588	Wasp 221A	6216	971-972	99821
589	Wasp 222A	6216	973-974	99822
590	Tecky	6216	997-998	99823
591	MIA 1A	6420	1011-13	117293
592	MIA 2A	6420	1014-16	117294
593	MIA 3A	6420	1017-19	117295
594	MIA 4A	6420	1020-22	117296
595	MIA 5A	6420	1023-25	117297
596	MIA 6A	6420	1026-28	117298
597	MIA 7A	6420	1029-31	117299
598	MIA 8A	6420	1032-34	117300
599	MIA 9A	6420	1035-37	117301
600	MIA 12A	6420	1043-45	117304
601	MIA 13A	6420	1046-48	117305
602	MIA 14A	6420	1049-51	117306

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
603	BILLY C.	6522	781-782	129394
604	Hope 1	8776	919-921	303950
605	Hope 2	8776	922-924	303951
606	Hope-3	8776	925-927	303952
607	Hope-4	8776	928-930	303953
608	Hope-5	8776	931-933	303954
609	Hope-6	8776	934-936	303955
610	Hope-7	8776	937-939	303956
611	Hope 8	8776	940-942	303957
612	Hope-9	8776	943-945	303958
613	Hope 10	8776	946-948	303959
614	Hope 10-A	8776	949-951	303960
615	Hope-11	8776	952-954	303961
616	Hope-12	8776	955-957	303962
617	Hope-13	8776	958-960	303963
618	Hope-14	8776	961-963	303964
	Hope 14/Amended	8808	596-598	
619	Hope-15	8776	964-966	303965
620	Hope-16	8776	967-969	303966
621	Hope-17	8776	970-972	303967
622	Hope-18	8776	973-975	303968
623	Hope-19	8776	976-978	303969
624	Hope-20	8776	979-981	303970
625	Hope-21	8776	982-984	303971
626	Hope-22	8776	985-987	303972
627	Hope-23	8776	988-990	303973
	Hope-23/Amended	8808	593-595	
628	Hope-24	8776	991-993	303974
629	Hope-25	8776	994-996	303975
630	Hope-26	8776	997-999	303976
631	Hope-27	8776	1000-1002	303977
632	Hope-28	8776	1003-1005	303978
633	H29	8776	1006-1008	303979
634	Hope-30	8776	1009-1011	303980
635	Hope-31	8776	1012-1014	303981
636	Hope 32	8776	1015-1017	303982
	Hope-32/Amended	8808	590-592	

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
637	Hope-33	8776	1018-1020	303983
638	Hope-34	8776	1021-1023	303984
639	Hope-35	8776	1024-1026	303985
640	Hope-36	8776	1027-1029	303986
641	Hope-37	8776	1030-1032	303987
642	H-38A	9018	1198-1199	313532
643	H-39A	9018	1200-1201	313533
644	H-40A	9018	1202-1203	313534
645	H-41A	9018	1204-1205	313535
646	H-42A	9018	1206-1207	313536
647	H-43A	9018	1208-1209	313537
648	H-44A	9018	1210-1211	313538
649	H-45A	9018	1212-1213	313539
650	H-46A	9018	1214-1215	313540
651	H-47A	9018	1216-1217	313541
652	H-48A	9018	1218-1219	313542
653	H-49A	9018	1220-1221	313543
654	H-50A	9018	1222-1223	313544
655	H-51A	9018	1224-1225	313545
656	H-52A	9018	1226-1227	313546
657	H-53A	9018	1228-1229	313547
658	H-54A	9018	1230-1231	313548
659	H-55A	9018	1232-1233	313549
660	H-56A	9018	1234-1235	313550
661	H-57A	9018	1236-1237	313551
662	H-58A	9018	1238-1239	313552
663	H-59A	9018	1240-1241	313553
664	H-60A	9018	1242-1243	313554
665	H-61A	9018	1244-1245	313555
666	H-62A	9018	1246-1247	313556
667	H-63A	9018	1248-1249	313557
668	H-64A	9018	1250-1251	313558
669	H-65A	9018	1252-1253	313559
670	H-66A	9018	1254-1255	313560
671	H-67A	9018	1256-1257	313561
672	H-68A	9018	1258-1259	313562
673	H-69A	9018	1260-1261	313563

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
674	H-70A	9018	1262-1263	313564
675	H-71A	9018	1264-1265	313565
676	H-72A	9018	1266-1267	313566
677	H-73A	9018	1268-1269	313567
678	H-74A	9018	1270-1271	313568
679	H-75A	9018	1272-1273	313569
680	H-76A	9018	1274-1275	313570
681	H-77A	9018	1276-1277	313571
682	H-78A	9018	1278-1279	313572
683	H-79A	9018	1280-1281	313573
684	H-80A	9018	1282-1283	313574
685	H-81A	9018	1284-1285	313575
686	H-82A	9018	1286-1287	313576
687	H-83A	9018	1288-1289	313577
688	H-84A	9018	1290-1291	313578
689	H-85A	9018	1292-1293	313579
690	H-86A	9018	1294-1295	313580
691	H-87A	9018	1296-1297	313581
692	H-88A	9018	1298-1299	313582
693	H-89A	9018	1300-1301	313583
694	H-90A	9018	1302-1303	313584
695	H-91A	9018	1304-1305	313585
696	H-92A	9018	1306-1307	313586
697	H-93A	9018	1308-1309	313587
698	H-94A	9018	1310-1311	313588
699	H-95A	9018	1312-1313	313589
700	H-96A	9018	1314-1315	313590
701	H-97A	9018	1316-1317	313591
702	H-98A	9018	1318-1319	313592
703	H-99A	9018	1320-1321	313593
704	H-100A	9018	1322-1323	313594
705	H-101A	9018	1324-1325	313595
706	H-102A	9018	1326-1327	313596
707	H-103A	9018	1328-1329	313597
708	H-104A	9018	1330-1331	313598
709	H-105A	9018	1332-1333	313599
710	H-106A	9018	1334-1335	313600

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
711	H-107A	9018	1336-1337	313601
712	H-108A	9018	1338-1339	313602
713	H-109A	9018	1340-1341	313603
714	H-110A	9018	1342-1343	313604
715	H-111A	9018	1344-1345	313605
716	H-112A	9018	1346-1347	313606
717	H-113A	9018	1348-1349	313607
718	H-114A	9018	1350-1351	313608
719	H-115A	9018	1352-1353	313609
720	H-116A	9018	1354-1355	313610
721	H-117A	9018	1356-1358	313611
722	H-118A	9018	1358-1359	313612
723	H-119A	9018	1360-1361	313613
724	H-120A	9018	1362-1363	313614
725	H-121A	9018	1364-1365	313615
726	H-122A	9018	1366-1367	313616
727	H-123A	9018	1368-1369	313617
728	H-124A	9018	1370-1371	313618
729	H-125A	9018	1372-1373	313619
730	H-126A	9018	1374-1375	313620
731	H-127A	9018	1376-1377	313621
732	H-128A	9018	1378-1379	313622
733	H-129A	9018	1380-1381	313623
734	H-130A	9018	1382-1383	313624
735	H-131A	9018	1384-1385	313625
736	H-132A	9018	1386-1387	313626
737	H-133A	9018	1388-1389	313627
738	H-134A	9018	1390-1391	313628
739	H-135A	9018	1392-1393	313629
740	H-136A	9018	1394-1395	313630
741	H-137A	9018	1396-1397	313631
742	H-138A	9018	1398-1399	313632
743	H-139A	9018	1400-1401	313633
744	H-140A	9018	1402-1403	313634
745	H-141A	9018	1404-1405	313635
746	H-142A	9018	1406-1407	313636
747	H-143A	9018	1408-1409	313637

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
748	H-144A	9018	1410-1411	313638
749	H-145A	9018	1412-1413	313639
750	H-146A	9018	1414-1415	313640
751	H-147A	9018	1416-1417	313641
752	H-148A	9018	1418-1419	313642
753	H-149A	9018	1420-1421	313643
754	H-150A	9018	1422-1423	313644
755	H-151A	9018	1424-1425	313645
756	H-152A	9018	1426-1427	313646
757	H-153A	9018	1428-1429	313647
758	H-154A	9018	1430-1431	313648
759	H-155A	9018	1432-1433	313649
760	H-156A	9018	1434-1435	313650
761	H-157A	9018	1436-1437	313651
762	H-158A	9018	1438-1439	313652
763	H-159A	9018	1440-1441	313653
764	H-160A	9018	1442-1443	313654
765	H-161A	9018	1444-1445	313655
766	H-162A	9018	1446-1447	313656
767	H-163A	9018	1448-1449	313657
768	H-164A	9018	1450-1451	313658
769	H-165A	9018	1452-1453	313659
770	H-166A	9018	1454-1455	313660
771	H-167A	9018	1456-1457	313661
772	H-168A	9018	1458-1459	313662
773	H-169A	9018	1460-1461	313663
774	H-170A	9018	1462-1463	313664
775	H-171A	9018	1464-1465	313665
776	H-177A	9018	1476-1477	313671
777	H-178A	9018	1478-1479	313672
778	H-179A	9018	1480-1481	313673
779	H-180A	9018	1482-1483	313674
780	H-181A	9018	1484-1485	313675
781	H-182A	9018	1486-1487	313676
782	H-183A	9018	1488-1489	313677
783	H-187A	9018	1490-1491	313678
784	H-188A	9018	1492-1493	313679

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
785	H-189A	9018	1494-1495	313680
786	H-190A	9018	1496-1497	313681
787	H-191A	9018	1498-1499	313682
788	H-192A	9018	1500-1501	313683
789	H-194A	9018	1502-1503	313684
790	H-195A	9018	1504-1505	313685
791	H-196A	9018	1506-1507	313686
792	H-197A	9018	1508-1509	313687
793	H-198A	9018	1510-1511	313688
794	H-199A	9018	1512-1513	313689
795	Hope No. 201	9797	2826-2827	330891
796	Hope 201A	9797	2828-2829	330892
	Hope 201A/Amended	9922	1016	
797	Hope No. 202	9797	2830-2831	330893
798	Hope No. 203	9797	2832-2833	330894
799	Hope No. 204	9797	2834-2835	330895
800	Hope No. 205	9797	2836-2837	330896
801	Hope No. 206	9797	2838-2839	330897
802	Hope No. 207	9797	2840-2841	330898
803	Hope No. 208	9797	2842-2843	330899
804	Hope No. 209	9797	2844-2845	330900
805	Hope No. 210	9797	2846-2847	330901
806	Hope No. 211	9797	2848-2849	330902
807	Hope No. 212	9797	2850-2851	330903
808	Hope No. 213	9797	2852-2853	330904
809	Hope No. 214	9797	2854-2855	330905
810	Hope No. 215	9797	2856-2857	330906
811	Hope No. 216	9797	2858-2859	330907
812	Hope No. 222	9797	2864-2865	330910
813	Hope No. 223	9797	2866-2867	330911
814	Hope No. 224	9797	2868-2869	330912
815	Hope No. 225	9797	2870-2871	330913
816	Hope 226A/Amended	9865	1328-1329	330914
817	Hope 227A/Amended	9865	1330-1331	330915
818	Hope 228A/Amended	9865	1332-1333	330916
819	Hope 229A/Amended	9865	1334-1335	330917
820	Hope No. 230	9797	2880-2881	330918

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
821	Hope No. 231	9797	2882-2883	330919
822	Hope No. 232	9797	2884-2885	330920
823	Hope No. 233	9797	2886-2887	330921
824	Hope No. 234	9797	2888-2889	330922
825	Hope No. 235	9797	2890-2891	330923
826	Hope No. 236	9797	2892-2893	330924
827	Hope No. 237	9797	2894-2895	330925
828	Hope No. 238	9797	2896-2897	330926
829	Hope No. 239	9797	2898-2899	330927
830	Hope No. 240	9797	2900-2901	330928
831	Hope No. 241	9797	2902-2903	330929
832	Hope No. 242	9797	2904-2905	330930
833	Hope No. 243	9797	2906-2907	330931
834	Hope No. 244	9797	2908-2909	330932
835	Hope No. 245	9797	2910-2911	330933
836	Hope No. 246	9797	2912-2913	330934
837	Hope No. 250	9797	2914-2915	330935
838	Hope No. 251	9797	2916-2917	330936
839	Hope No. 252	9797	2918-2919	330937
840	Hope No. 253	9797	2920-2921	330938
841	Hope No. 254	9797	2922-2923	330939
842	Hope No. 255	9797	2924-2925	330940
843	Hope No. 256	9797	2926-2927	330941
844	Hope No. 257	9797	2928-2929	330942
845	Elk 47 Relocated	9797	2930-2931	330943
846	H-172B Relocated	9865	1336-1337	331308
847	H-173B Relocated	9865	1338-1339	331309
848	H-174B Relocated	9865	1340-1341	331310
849	H-175B Relocated	9865	1342-1343	331311
850	H-176B Relocated	9865	1344-1345	331312
851	MMRE	12667	606-607	367652
852	Tailor	12667	608-609	367653
853	HV 1	13029	511-512	380250
854	HV 2	13029	513-514	380251
855	HV 3	13029	515-516	380252
856	HV 4	13029	517-518	380253
857	ROSE 1	13120	417-418	385174

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
858	ROSE 2	13120	419-420	385175
859	ROSE 3	13120	421-422	385176
860	ROSE 4	13120	423-424	385177
861	ROSE 5	13120	425-426	385178
862	ROSE 6	13120	427-428	385179
863	ROSE 7	13120	429-430	385180
864	ROSE 8	13120	431-432	385181
865	ROSE 9	13120	433-434	385182
866	HV 6	13190	552-553	387231
	HV 6 A/Amended	13310	1052-1053	
867	HV 7	13190	554-555	387232
868	HV 8	13190	556-557	387233
869	HV 9	13190	558-559	387234
870	HV 10	13190	560-561	387235
871	HV 11	13190	562-563	387236
872	HV 12	13190	564-565	387237
873	HV 13	13190	566-567	387238
874	HV 23	13190	572-573	387241
875	HV 24	13190	574-575	387242
876	HV 25	13190	576-577	387243
877	HV 16	13261	361-362	390077
878	HV 17	13261	363-364	390078
879	HV 18	13261	365-366	390079
880	HV 19	13261	367-368	390080
881	HV 20	13261	369-370	390081
882	HV 21	13261	371-372	390082
883	HV 22	13261	373-374	390083
884	WAIT-1	13261	375-376	390084
885	WAIT-2	13261	377-378	390085
886	WAIT-3	13261	379-380	390086
887	WAIT-4	13261	381-382	390087
888	WAIT-5	13261	383-384	390088
889	WAIT-6	13261	385-386	390089
890	WAIT-7	13261	387-388	390090
891	WAIT-8	13261	389-390	390091
892	WAIT-9	13261	391-392	390092
893	WAIT-10	13261	393-394	390093

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
894	WAIT-11	13261	395-396	390094
895	WAIT-12	13261	397-398	390095
896	WAIT-13	13261	399-400	390096
897	WAIT-14	13261	401-402	390097
898	WAIT-15	13261	403-404	390098
899	WAIT-16	13261	405-406	390099
900	WAIT-17	13261	407-408	390100
901	WAIT-18	13261	409-410	390101
902	WAIT-19	13261	411-412	390102
903	WAIT-20	13261	413-414	390103
904	WAIT-21	13261	415-416	390104
905	WAIT-22	13261	417-418	390105
906	WAIT-23	13261	419-420	390106
907	WAIT-24	13261	421-422	390107
908	WAIT-25	13261	423-424	390108
909	WAIT-26	13261	425-426	390109
910	WAIT-27	13261	427-428	390110
911	WAIT-28	13261	429-430	390111
912	WAIT-29	13261	431-432	390112
913	WAIT-30	13261	433-434	390113
914	WAIT-31	13261	435-436	390114
915	WAIT-32	13261	437-438	390115
916	FALLS FRACTION	13286	73-74	391154
917	H-69B	13286	75-76	391155
918	NO CHANCE No. 3	13286	77-78	391156
919	SCHWAB FRACTION	13286	79-80	391157
920	H FRAC. 1	13312	195-196	392445
921	H FRAC. 2	13312	197-198	392446
922	H FRAC. 3	13312	199-200	392447
923	H FRAC. 4	13312	201-202	392448
924	H FRAC. 5	13312	203-204	392449
925	H FRAC. 6	13312	205-206	392450
926	H FRAC. 7	13312	207-208	392451
927	H FRAC. 8	13312	209-210	392452
928	BILLY FRAC	13344	16-17	393532
	BILLY FRAC/Amended	13358	114-115	
929	DSM 1	13344	18-19	393533

No.	Name of Claim	Book	Page Nos.	BLM Serial No.
930	DSM 2	13344	20-21	393534
931	DSM 3	13344	22-23	393535
932	DSM 4	13344	24-25	393536
933	DSM 5	13344	26-27	393537
934	DSM 6	13344	28-29	393538
935	DSM 7	13344	30-31	393539
936	DSM 8	13344	32-33	393540
937	DSM 9	13344	34-35	393541
938	DSM 10	13344	36-37	393542
939	HV5 A	13344	38-39	393543
940	MIA FRAC 1	13344	40-41	393544
941	MIA FRAC 2	13344	42-43	393545
942	SON OF GUN 34	13360	385-386	394006
943	RMT FRAC 1	13386	29-30	394561
944	RMT FRAC 2	13386	31-32	394562
945	RMT FRAC 3	13386	33-34	394563
946	RMT FRAC 4	13386	35-36	394564
947	NC-CF	13534	340-341	396422

All of said claims are located in Sections 1, 2, 10, 11, 12, 13, 14, 15, 22, 23, 24, 25, 26, 35 and 36, Township 18 South, Range 15 East; Sections 5, 6, 7, 8, 9, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 28, 29, 30, 31, 32 and 33, Township 18 South, Range 16 East; Sections 4, 5, 6, 7, 8, and 9, Township 19 South, Range 16 East; and Sections 1 and 2, Township 19 South, Range 15 East; G&SRB&M.

947 claims @ $140/each = $132,580

This is Schedule "B" to the Precious Metals Purchase Agreement among Augusta Resource (Barbados) SRL, Silver Wheaton (Caymans) Ltd., Silver Wheaton Corp., and Augusta Resource Corporation dated February 10, 2010

Permits

1. U.S. Army Corps of Engineers CWA Section 404 Permit
2. Forest Service Plan of Operations, Closure Plan and NEPA Review
3. Arizona Department of Environmental Quality Aquifer Protection Permit
4. Arizona Department of Environmental Quality CAA Title V Permit
5. Arizona Department of Environmental Quality AZPDES General Storm Water Permit
6. Arizona Department of Water Resources Groundwater Withdrawal Permit, including related pipelines.
7. Arizona Department of Water Resources Safety of Dams Permit
8. Arizona Department of Water Resources Water Storage Permit
9. Arizona State Mine Inspector approval of the Reclamation Plan
10. Pima County Air Quality Department Air Quality Permit

This is Schedule "C" to the Precious Metals Purchase Agreement among Augusta Resource (Barbados) SRL, Silver Wheaton (Caymans) Ltd., Silver Wheaton Corp., and Augusta Resource Corporation dated February 10, 2010

Reduced Capacity Calculation

EXAMPLE OF THE CALCULATION OF REDUCED CAPACITY				
Scenario:				
1	Completion Test Results:			
	(A) 90% of Designed Feed Rate (tpd)			67,500
	(B) Actual Feed Rate (tpd)			67,500
		Produced Silver (oz)		180,000
		Produced Gold (oz)		1,125
	Multiplier (A-B)/B)			0
		Additional Refined Silver		Nil
		Additional Refined Gold		Nil
2	Completion Test Results:			
	(A) 90% of Designed Feed Rate (tpd)			67,500
	(B) Actual Feed Rate (tpd)			37,500
		Produced Silver (oz)		100,000
		Produced Gold (oz)		625
	Multiplier (A-B)/B)			0.8
		Additional Refined Silver		80,000
		Additional Refined Gold		500
3	Completion Test Results:			
	(A) 90% of Designed Feed Rate (tpd)			67,500
	(B) Actual Feed Rate (tpd)			7,500
		Produced Silver (oz)		20,000
		Produced Gold (oz)		125
	Multiplier (A-B)/B)			8.0
		Additional Refined Silver		160,000
		Additional Refined Gold		1,000

This is Schedule "D" to the Precious Metals Purchase Agreement among Augusta Resource (Barbados) SRL, Silver Wheaton (Caymans) Ltd., Silver Wheaton Corp., and Augusta Resource Corporation dated February 10, 2010

Capacity Related Refund Calculation

EXAMPLE OF THE CALCULATION OF CAPACITY RELATED REFUND		
Scenario:		
1	Completion Test Results:	
	Actual Feed Rate (tpd)	67,500
	Designed Feed Rate (tpd)	75,000
	Percentage of Designed Feed Rate Attained	90%
	90% less Percentage of Designed Feed Rate Attained	Nil
	Capacity Related Refund	Nil
2	Completion Test Results:	
	Actual Feed Rate (tpd)	37,500
	Designed Feed Rate (tpd)	75,000
	Percentage of Reserved Feed Rate Attained	50%
	90% less Percentage of Designed Feed Rate Attained	40%
	Capacity Related Refund	$ 92,000,000
3	Completion Test Results:	
	Actual Feed Rate (tpd)	7,000
	Designed Feed Rate (tpd)	75,000
	Percentage of Designed Feed Rate Attained	9%
	90% less Percentage of Designed Feed Rate Attained	81%
	Capacity Related Refund	$ 230,000,000

This is Schedule "E" to the Precious Metals Purchase Agreement among Augusta Resource (Barbados) SRL, Silver Wheaton (Caymans) Ltd., Silver Wheaton Corp., and Augusta Resource Corporation dated February , 2010

Dispute Resolution Rules

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of the Agreement.

1. Initiation of Arbitration Proceedings

(a) If any Party to this Agreement wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within 20 days after receipt of such notice, the other Party to this Agreement shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party. If such notice is not given within such 20 day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such 20 day period such arbitrator shall be chosen in accordance with the Arbitration Rules.

(b) The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm's length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party, nor shall the Arbitrator be a person who is otherwise regularly retained by either of the Parties.

(c) The Parties agree that in the event of any arbitration proceedings arising under this Agreement, each of Augusta, Augusta Canada and Augusta Barbados, on one hand, and Silver Wheaton Caymans and Silver Wheaton, on the other hand, may form a single party for the purposes of any such proceedings.

2. Submission of Written Statements

(a) Within 20 days of the appointment of the Arbitrator, the Party initiating the arbitration (the "Claimant") shall send the other Party (the "Respondent") a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(i) Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies.

(ii) Within 10 days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(iii) All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(iv) After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration.

3. Meetings and Hearings

(a) The arbitration shall take place in Vancouver, British Columbia or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b) All meetings and hearings will be in private unless the Parties otherwise agree.

(c) Any Party may be represented at any meetings or hearings by legal counsel.

(d) Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.

4. The Decision

(a) The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b) The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 30 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator's control.

(c) The decision shall determine and award costs.

(d) Any Party may appeal the decision of the Arbitrator on a question of fact or a question of law or a mixed question of fact and law. In the event either Party initiates any court proceeding in respect of the decision of the Arbitrator or the matter arbitrated, such Party, if unsuccessful in the court proceeding, shall pay the other Party's costs on a substantial indemnity basis.

5. Jurisdiction and Powers of the Arbitrator

(a) By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator's discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b) Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i) determine any question of law arising in the arbitration;

(ii) determine any question as to the Arbitrator's jurisdiction;

(iii) determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv) order any Party to furnish further details of that Party's case, in fact or in law;

(v) proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator's orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi) receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii) make one or more interim awards;

(viii) hold meetings and hearings, and make a decision (including a final decision) in Vancouver, British Columbia or elsewhere with the concurrence of the Parties thereto;

(ix) order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x) make interim orders to secure all or part of any amount in dispute in the arbitration.

6. Confidentiality

(a) The arbitration, including any settlement discussions between the parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration. Neither party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order, the disclosing party shall promptly notify the other party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(b) The award of the Arbitrator and any reasons for the decision of the Arbitrator shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for either party to comply with its disclosure obligations under Applicable Law; (iii) to permit the parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the parties to consult with their professional advisors.

This is Schedule "F" to the Precious Metals Purchase Agreement among Augusta Resource (Barbados) SRL, Silver Wheaton (Caymans) Ltd., Silver Wheaton Corp., and Augusta Resource Corporation dated February 10, 2010

Map of Mining Properties



Plant Facilities
Dry Stack/
Tailings Storage
Pit Limit
Waste Rock Storage

This is Schedule "G" to the Precious Metals Purchase Agreement among Augusta Resource (Barbados) SRL, Silver Wheaton (Caymans) Ltd., Silver Wheaton Corp., and Augusta Resource Corporation dated February 10, 2010

Augusta Corporate Structure and Organization Chart


Augusta Resource Corporation
DOI: January 14, 1937
Canada
Augusta Resource (Canada) Corporation
DOI: June 27, 2008
British Colombia
Augusta Resource (Barbados) SRL
DOI: July 30, 2008
Barbados
Augusta Resource (US) Corporation
DOI: December 14, 2006
Nevada
Augusta Resource (US) Holding Corporation
DOI: October 1, 2008
Nevada
Rosemont Copper Company
(formerly Augusta Resource (Arizona) Corporation)
DOI: April 8, 2005
Arizona
DOI: Feb. 5, 2007
DOI: May 15, 2007

November 2008